

Funds

12/31/2023

ANNUAL REPORT

INTRODUCTION

TABLE OF CONTENTS

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This report and the financial statements contained herein are provided for the
general information of the shareholders of the Ancora Funds. Investors should
carefully consider before investing each Fund's investment objective, risks and
expenses. For a prospectus, which contains that information and more information
about each Fund, please call 866-626-2672 or visit our website at
www.ancorafunds.com. Please read it carefully before you invest or send money.

INTRODUCTION

Dear Shareholders:

Thank you for choosing the Ancora Family of Mutual Funds. We have built the Ancora Funds to capitalize on the evolving opportunities in the investment landscape. Our management style centers on building long-term results for the investors of our Funds. While no mutual fund can guarantee performance, the Ancora Funds promise that our investment decisions will be based upon dedicated research and thoughtful execution.

ANCORA INCOME FUND

Bonds traded higher in the fourth quarter as Treasury yields reversed their third quarter rise. During Q4, the two-year Treasury yield fell 79 basis points to end the year at 4.25%, while the 10-year Treasury yield declined 69 basis points to 3.88%. The Bloomberg U.S. Bond Aggregate, which tracks a broad index of U.S. investment-grade rated bonds, produced a total return of +6.7%. It marked the first quarterly gain since the first quarter of 2023 and the biggest quarterly gain since Q2 1989. This shift in investor sentiment toward bonds can be attributed to several factors, including falling inflation and the expectations the Federal Reserve will begin cutting rates in 2024.

After weathering an extended period of negative returns as the Federal Reserve raised interest rates, bonds are now experiencing a resurgence in popularity. Investors have been trying to time the top in Treasury yields and as sentiment improved and rates declined in Q4, investors rushed to lock in yields. It is a dynamic that has played out in recent quarters, which has contributed to the increased bond market volatility. The question is whether investors have accurately picked the peak in yields. This answer will be determined by the trajectory of inflation and the Fed's interest rate cuts.

The Ancora Income Fund (AAIIX) produced a return of 9.95% over the course of 2023, handily outpacing its benchmark, the Bloomberg U.S. Bond Aggregate, which returned 5.54%. For the year, returns in AAIIX were driven by Arbor Realty (ABR) equity, which increased 44.5%, Pebblebrook Hotels 6.30% preferreds which added 28.3% and Summit Hotel Properties 6.25% preferred which added 26.0%. Underperformers during the year included QVC 6.375% preferreds which declined 40.9%, QVC 6.25% preferreds which declined 27.9% and Ford Motor 6.50% preferreds which fell 13.3% during the year.

In 2023, the bond market was full of ups and downs as investor sentiment toward inflation changed on what seemed like a daily basis. In 2024 we expect volatility in the treasury market to continue as investors weigh in on possible rate cuts by the Federal Reserve. Many obstacles remain for the markets, including increased tension in the Middle East, possible sticky inflation and a stretched consumer. We continue to monitor these situations as they evolve and are prepared to adapt the portfolio as needed. We have an up-in-quality bias in the Ancora Income Fund to start 2024 and will continue to opportunistically add higher quality positions on weakness in the market.

ANCORA/THELEN SMALL-MID CAP FUND

After a weak October, the market rallied strongly into the end of the year. The catalyst for the rally was indications that the rising interest rate environment that began in March of 2022 with the Federal Funds rate of 25 basis points will end with the July rate increase of 5.25% to 5.50%. In addition, hopes for a significant number of rate cuts in 2024 began to intrigue investors. The changing environment resulted in a strong rally, particularly with interest rate sensitive, lower market capitalization and lower quality companies.

INTRODUCTION

It was a strong year for the small cap market. The Ancora/Thelen Small Mid Cap Fund (AATIX) produced a gain of 21.22% for the year, outperforming the Russell 2500 Index return of 17.42%. Outperformance during the year was primarily due to very positive stock and sector allocation, specifically in the Financials, Industrials and Utilities sectors. Our holdings in Financials increased 40% for the year, while our Industrials and Utilities holdings each increased by 42% and 47% during 2023, respectively.

For the year, the three worst performing sectors were Health Care, Consumer Staples and Real Estate. Health Care holdings were mainly hurt by a handful of holdings, all of which we have since sold. As for Consumer Staples, our holdings generated a 13.8% return for the year, which trailed the overall sector. Finally, our Real Estate holdings increased by 5.0% for the year, but our holdings in the sector did not keep pace with the rally into the end of the year. Given the current attractive valuations of interest rate-sensitive sectors, namely REITs and Utilities, we are selling our more stable REIT holdings and will be reinvesting in Utilities which have a similar response to declining rates but have reached very attractive valuations.

We are exceedingly mindful that the economy and geopolitical conditions are highly uncertain. When conditions will improve is unclear. However, recent inflation data is weakening and the Federal Reserve has (at least temporarily) paused the interest rate tightening cycle. It appears we are much closer to stabilizing inflation and interest rates, which typically tends to favor small cap returns. Our value focus and smaller market capitalizations focus has faced headwinds year to date but position us well for an eventual recovery. This anomaly has historically signaled towards upcoming relative outperformance by small caps. In addition, interest rate cuts, which are generally accepted as occurring in 2024, historically have led to higher returns of small caps versus their larger counterparts. Given these factors, the stage is setting up for what we expect to be good relative performance of small cap stocks in 2024. Recognizing this, in the third quarter we began preparing the portfolio for this unique situation by increasing our exposure to smaller market cap companies.

Though we are bullish on small and mid-cap stocks given their relative valuations and the likely softening of interest rates, we are aware that we are entering 2024 with strong momentum. Unlike a year ago, investor expectations may be somewhat stretched in the short-term. Offsetting this exuberance is that, based on our discussions with our company management teams, it is clear they are being cautious as to the potential after-shocks of the large rate increases in 2023. Thus, companies are being judicious with their capital. Generally, company-instituted price increases are holding and input costs are being monitored closely. In my experience, these are not the conditions you see at a market top. This should help any economic slowdown to be more muted in its effect on corporate profits and cash flow.

Finally, we are watching the geo-political situation and the upcoming presidential election closely. As always, we will adjust our strategy as needed to respond to any surprises. In selecting any new positions, we will continue to rely on our three-bucket approach; special situations, underfollowed stocks and franchise stocks, when bought at the appropriate time. Importantly, on the sell side, we will be disciplined to remove those companies that have violated our investment thesis. These processes have helped us to keep the strategy in sync with current conditions, avoid risk and generate consistent alpha over the long run. In turbulent times such as this, these processes provide the compass.

INTRODUCTION

Most importantly, we are keenly aware that we have the honor to work to improve our clients' future. We are firmly committed to meeting and exceeding your expectations.

ANCORA MICROCAP FUND
During the year, the Federal Reserve continued to increase interest rates in their fight against inflation. However, the pace was considerably slower than it was during 2022 and was largely in-line with market expectations. The Fed Funds rate ended the year at 5.50%, 1.0% higher than where it began the year. Importantly, the Chairman of the Federal Reserve, Jay Powell, telegraphed the long awaited "Fed pivot" in his press conference on November 1st. He was fairly clear that there would be no more interest rate increases and that the next move would be a reduction, which caused the equity and bond markets to take off from that point through the end of the year.

Throughout the year, the stock market was led by large cap technology stocks. The fire was lit by the release of ChatGPT in late November 2022. The Russell 1000 Growth Index, an index dominated by large cap technology, in particular the "Magnificent 7", powered ahead almost uninterrupted throughout the year, posting a stupendous 42.68% return. The Russell 1000 Value index was left in the dust at 11.46%, over 31% behind the growth index. That difference is the largest since the internet bubble. Interestingly, the value and growth indices were much more in line within small and microcap stocks. The Russell Microcap Index returned 9.33% for the year while the Russell Microcap Growth Index posted a 9.11% return and the Russell Microcap Value index an 8.86% return.

The Ancora Microcap Fund (ANCIX) posted a 24.90% return, outperforming the Russell Microcap Index by 15.57%, the third consecutive year beating the index. The 3-year annualized return for the Ancora Microcap Fund is 16.48% versus 0.61% for the Russell Microcap Index, a difference of 15.87% annually.

Both security selection and sector allocation added to performance. On the sector allocation front, our overweights to Industrials and Consumer Discretionary and underweight to Healthcare positively contributed to our performance. This was marginally offset by our overweights to Energy, Materials and Staples.

Security selection was the major contributor to our outperformance. The companies that added most to our performance were Crawford & Co., Perma-Fix Environmental and Nature's Sunshine, all posting gains of 144.3%, 122.7% and 107.8%, respectively. Crawford is a professional services company in the insurance business. It is a quality business that generates attractive returns on capital. It is now the largest holding in the portfolio and we believe it could have a good bit more to run. Perma-Fix has been in the portfolio for over 10 years. The stock took off in the first quarter when there was positive news surrounding the large Hanford cleanup project that has been in the works for a long time, which is a sign that our patience has paid off. We trimmed our position a few times during the year in the $12/share range and added back late in the year around $8/share. Nature's Sunshine sells herbal supplements and it generates strong cashflow and high returns on capital. We added to the position early in the year but, after doubling, the stock was more fully valued and we trimmed back in the second half of the year.

The top detractors for the year were BGSF, producing a -35.1% return, Polished.com, which returned -65.4%, and Richardson Electronics which posted a 36.4% loss. BGSF is in the staffing business which includes a multi-family real estate staffing segment. This segment has tight relationships with the largest property managers in providing staff for essential work like landscaping, cleaning, HVAC maintenance and things of that nature. The real estate business has minimal capital requirements and earns mid-teen margins. We believe the company is well managed and generates attractive returns on capital. The stock has suffered, along with other staffing stocks over fears of an employment downturn. We believe the market underappreciates the quality of BGSF and so we added to our position in the first half of the year. Polished.com is an online retailer of appliances. Our thesis when purchasing the stock was based upon a nice growth story at reasonable margins, which proved to be wrong. The company encountered numerous challenges, some self-inflicted and others more macro-driven. With the thesis broken, we sold the stock at a large loss in the third quarter. Richardson Electronics is a technology firm in the semiconductor and Healthcare businesses. Their recent fundamentals are being driven by an ultracapacitor product that is a major improvement to old battery technology, specifically in windfarms and other industrial uses. Expectations had gotten ahead of reality early in the year and the stock was subsequently almost cut in half near year end, at which point we added to the position.

Our philosophy remains unchanged: we are focused on building a portfolio of companies that we believe are trading at a significant discount to their true value. We screen for deeply undervalued stocks with great balance sheets, quality business models, potential catalysts, and positive signals from insiders. We will execute our philosophy with patience and discipline. Regardless of broad market valuation, we believe an inefficiently followed segment like microcap stocks can always provide fertile ground for new ideas that can outperform the market.

ANCORA DIVIDEND VALUE EQUITY FUND
Following a tumultuous year for stocks in 2022, a reversal in key macroeconomic trends helped drive strong performance for the market in 2023. A gradual decline in inflation throughout the year eased concerns that interest rates would remain elevated in the long-term and that sentiment was further aided by surprisingly resilient GDP and unemployment data. These tailwinds were able to offset the negative overhang from ongoing geopolitical tensions and an economic slowdown in China, as optimism over the potential to complete a Federal Reserve tightening cycle without a major U.S. recession seemed to outweigh all other catalysts.

Growth stocks, led by the Technology sector, were the largest beneficiary of these positive trends due to their higher level of sensitivity to interest rates and exceptionally strong earnings results during the year. The Ancora Dividend Value Equity Fund's (ADEIX) overweight in Technology, along with good stock selection in the sector, helped drive a return of 13.93% against the Russell 1000 Value Index return of 11.46% in 2023.

Our strongest contributor to performance in both the Technology sector and the Fund overall was the semiconductor company Broadcom, which returned over 100% in 2023. Broadcom's exceptional fundamentals, which are driven by above-average earnings growth and top-tier margins, are further aided by attractive leadership within the industry. Paired with strong results from their legacy business which manufactures chips for data centers and smartphones, a seamless buildout of their Software segment and accelerating adoption of Generative AI has further enhanced results.

INTRODUCTION

The Fund's results were negatively impacted by our zero-weighting in the Communication Services sector, which benefitted from the performance of high-growth companies such as Meta, Netflix and Alphabet. These companies fall out of line with our strategy's parameters due to their expensive valuation multiples and lack of historical dividends.

We initiated five new positions over the course of 2023. General Dynamics, a defense company, is a consistent free cash flow generator due to growing backlogs in their shipbuilding and private jet businesses. Linde was purchased due to a relatively unmatched level of defensiveness within the highly cyclical Materials sector, which gave us confidence in their ability to drive shareholder return in the long term. Kellanova and Kenvue replaced our position in Nestle within the Consumer Staples sector. They have respectfully shown stable market share gains in the snacking and consumer health space, relative to Nestle which had shown a prolonged period of struggling sales. Finally, our most recent purchase came in November as we bought American Tower, a communication tower REIT. The company boasts a roughly 10% 5-year Fund from Operations annual growth rate and a 17.5% 5-year dividend CAGR. Due to the nature of their business, they have long-term contracts with each of the major U.S. wireless carriers. This visibility gives us a high degree of confidence in the long-term growth trajectory of their business.

Along with Nestle, we exited four additional positions during 2023. Citizen Financial was sold early in the year after the collapse of Silicon Valley Bank created significant uncertainty within the regional banking industry. L3 Harris was faced with ongoing pressure to margins and free cash flow caused by a slow-moving recovery of their supply chain. The pending integration and execution of a large-scale acquisition also ramped up risk factors, in our estimation. We sold Discover Financial following their second major compliance misstep within a twelve-month span, validating our lack of confidence in management. We also sold General Motors, due to aggressive capital spending and uncertain profitability targets. Management is aggressively pushing into the electric vehicle market and performance was adversely affected after stagnating demand within the space drove an uncertain outlook for long-term earnings and free cash flow.

We manage a concentrated portfolio, currently 28 companies, to provide higher active share. Our philosophy of choosing companies with strong cash flow, good business models and solid balance sheets alongside consistent dividend growth begets a portfolio of high quality and low turnover. We emphasize free cash flow at the core of our selection process and currently boast an overall free cash flow margin of 16.2% and free cash yield of 4.9%, exceeding the benchmark's levels of 7.6% and 4.5% respectively. We believe that a high-quality portfolio is critical in challenging market environments and periods of slowing economic growth. The dividend yield on the portfolio is a healthy 2.2% with a 5-year growth rate of 10.8%.

As we transition from a strong year in 2023, we remain mindful of the potential catalysts, both positive and negative, that could impact our fund in the coming year. Although economic growth has remained resilient, inflation appears to be more persistent than initially expected, which could force the Fed to keep rates higher for longer. Despite these trends, we feel that we are well positioned for 2024 having chosen good quality companies with durable cash flow, strong brands, healthy balance sheets and consistent margins along with the capacity to grow dividends. This approach has shown better

INTRODUCTION

returns over longer periods, as evidenced by the Fund's annualized performance since inception (May 2019) compared to the benchmark number over the same period. The Fund has returned 10.37% inception to date, relative to the benchmark at 8.42%.

Bradley Zucker
President, Treasurer
& Secretary

Kevin Gale
Portfolio Manager

Dan Thelen, CFA
Portfolio Manager

Michael Santelli, CFA
Portfolio Manager

Sonia Mintun, CFA
Portfolio Manager

ANCORA INCOME FUND (UNAUDITED)

INVESTMENT OBJECTIVE:

THE ANCORA INCOME FUND SEEKS TO PROVIDE INVESTORS A HIGH LEVEL OF CURRENT INCOME WITH A SECONDARY OBJECTIVE OF CAPITAL APPRECIATION.

PORTFOLIO MANAGER:

Kevin Gale
Portfolio Manager, Ancora Advisors
_____

NET ASSETS:

$35.8 MILLION*
_____

INCEPTION DATE:

JANUARY 5, 2004
_____

TICKERS:

CLASS I – AAIIX
_____

MINIMUM INITIAL INVESTMENT:

CLASS I – $5,000

* As of December 31, 2023

TOP HOLDINGS: DECEMBER 31, 2023 [d]

NAME	% OF NET ASSETS
Apollo Global Management, Inc., 7.625%, due 09/15/2053	3.07%
First American Funds Government Obligation Class X	2.96%
The Allstate Corp., 7.375%, due 07/15/2028	2.89%
NiSource, Inc., 6.500%, due 03/15/2024	2.44%
Fifth Third Bancorp, 8.785%, due 01/29/2024	2.29%
Citigroup, Inc., 7.625%, due 11/15/2028	2.14%
Carlyle Finance LLC., 4.625%, due 05/15/2061	2.01%
Annaly Capital Management, Inc., 6.750%, due 6/30/2024	1.70%
Atlanticus Holdings Corp., 6.125%, due 01/11/2024	1.63%
Jackson Financial Inc., 8.000%, due 03/30/2028	1.62%

SECTOR DIVERSIFICATION: DECEMBER 31, 2023 [d]

NAME	% OF TOTAL INVESTMENTS
Traditional Preferred Securities	69.22%
Bonds & Corporate Bond Trust Certificates	21.49%
Common Stocks	3.73%
Money Market Funds	2.94%
REIT Senior Securities	2.63%

TOTAL RETURNS: DECEMBER 31, 2023 [d]

	ONE YEAR	THREE YEARS	FIVE YEARS	TEN YEARS	SINCE INCEP [a]
ANCORA INCOME FUND - I [b]	9.95%	1.24%	4.08%	4.48%	4.58%
BLOOMBERG BARCLAY'S AGG. BOND INDEX [c]	5.54%	-3.32%	1.10%	1.81%	3.19%

a) Inception data reflects the annualized return since 1/05/04.
b) Return figures reflect any change in price per share and assume the reinvestment of all distributions. The Index is an unmanaged benchmark that assumes reinvestment of all distributions and excludes the effect of taxes and fees.
c) The Bloomberg Barclay's Aggregate Bond Index is a widely recognized unmanaged index of bond prices and is representative of a broader market and range of securities than is found in the Fund's portfolio. Individuals cannot invest directly in the Index.
d) Data is unaudited.

The performance quoted represents past performance, which does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. The returns shown do not reflect deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Current performance of the Fund may be lower or higher than the performance quoted. The Fund's investment objectives, risks, charges and expenses must be considered carefully before investing. Performance data current to the most recent month end may be obtained by calling 1-866-626-2672.

ANCORA INCOME FUND

PERFORMANCE ILLUSTRATION (UNAUDITED)


Growth of a $10,000 Investment
28,000
26,000
24,000
22,000
20,000
18,000
16,000
14,000
12,000
10,000
8,000
Ancora Income Fund - Class I
Bloomberg Barclay's Agg. Bond Index
Incep *
Jun-04
Dec-04
Jun-05
Dec-05
Jun-06
Dec-06
Jun-07
Dec-07
Jun-08
Dec-08
Jun-09
Dec-09
Jun-10
Dec-10
Jun-11
Dec-11
Jun-12
Dec-12
Jun-13
Dec-13
Jun-14
Dec-14
Jun-15
Dec-15
Jun-16
Dec-16
Jun-17
Dec-17
Jun-18
Dec-18
Jun-19
Dec-19
Jun-20
Dec-20
Jun-21
Dec-21
Jun-22
Dec-22
Jun-23
Dec-23

* Inception: 1/5/04

The chart above assumes an initial investment of $10,000 made on January 5, 2004 (commencement of Fund operations) and held through December 31, 2023. THE FUND'S RETURN REPRESENTS PAST PERFORMANCE AND DOES NOT GUARANTEE FUTURE RESULTS. The returns shown assume the reinvestment of all distributions and do not reflect deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. *Investment returns and principal values will fluctuate so that your shares, when redeemed, may be worth more or less than their original purchase price.*

Past performance is no guarantee of future results. Performance is unaudited.

ANCORA INCOME FUND

SCHEDULE OF INVESTMENTS as of December 31, 2023

Bonds & Corporate Bond Trust Certificates - 21.66%

	Shares	Value
Trust Certificates - 2.28%		
Eagle Point Credit Co., Inc., 6.688%, due 04/30/2028	10,156	$ 244,255
Scorpio Tankers, Inc., 7.000%, due 06/30/2025	23,000	572,470
		816,725

	Principal Amount	Value
Traditional Corporate Bonds - 19.38%		
Blackstone Private Credit Fund, 7.050%, due 09/29/2025	350,000	356,260
Citigroup, Inc., 7.625%, due 11/15/2028	750,000	764,665
Energy Transfer LP, 7.125%, due 05/15/2030	350,000	322,517
Fifth Third Bancorp, 8.785%, due 01/29/2024	850,000	818,883
Ford Motor Credit Co. LLC, 7.350%, due 11/04/2027	250,000	263,767
Lincoln National Corp., 9.250%, due 12/01/2027	350,000	382,213
NRG Energy, Inc., 10.250%, due 03/15/2028	500,000	520,543
PNC Financial Services Group, Inc., 3.900%, due 04/29/2024	359,000	356,907
PNC Financial Services Group, Inc., 6.250%, due 03/15/2030	250,000	233,066
PNC Financial Services Group, Inc., 6.200%, due 09/15/2027	350,000	339,832
The Allstate Corp., 8.579%, due 08/15/2053	350,000	347,747
The Bank of Nova Scotia, 8.625%, due 10/27/2027	500,000	519,260
The Goldman Sachs Group, Inc., 7.500%, due 02/10/2029	500,000	522,664
The Toronto Dominion Bank, 8.125%, due 10/31/2027	500,000	520,464
USB Float, 6.675%, due 01/16/2024	250,000	198,438
Wells Fargo & Co., 7.625%, due 09/15/2028	450,000	470,945
		6,938,171
TOTAL BONDS & CORPORATE BOND TRUST CERTIFICATES (Cost $7,649,418)		7,754,896

	Shares	Value
Traditional Preferred Securities - 69.76%		
Affiliated Managers Group, Inc., 5.875%, due 03/30/2059	8,000	180,240
Affiliated Managers Group, Inc., 4.750%, due 09/30/2060	5,000	94,750
AGNC Investment Corp., 6.125%, due 04/15/2025	20,000	435,200
AGNC Investment Corp., 6.875%, due 04/15/2025	23,000	540,730
American International Group, Inc., 5.850%, due 03/15/2024	5,000	124,900
Annaly Capital Management, Inc., 6.750%, due 06/30/2024	25,000	607,250
Apollo Global Management, Inc., 7.625%, due 09/15/2053	40,000	1,098,800
Arbor Realty Trust Inc., 6.375%, due 06/02/2026	25,000	441,250
Aspen Insurance Holdings Ltd., 5.625%, due 01/01/2027	8,000	166,320
Aspen Insurance Holdings Ltd., 5.625%, due 10/01/2024	9,000	175,860
Assurant, Inc., 5.250%, 01/15/2026	15,000	299,100
Athene Holding Ltd., 5.625%, due 09/30/2024	17,000	363,290
Atlanticus Holdings Corp., 6.125%, due 01/11/2024	25,100	583,575
Axis Capital Holdings Ltd., 5.500%, due 12/31/2049	10,000	209,100
Bank of America Corp., 6.000%, due 01/11/2024	7,618	189,079
Bank of America Corp., 6.299%, due 01/11/2024	25,000	508,250
Bank OZK, 4.625%, due 11/15/2026	7,500	124,725
Brookfield Infrastructure Partners LP, 5.125%, due 10/15/2025	10,000	165,400
Carlyle Finance LLC., 4.625%, due 05/15/2061	35,000	720,650
Citizens Financial Group, Inc., 5.000%, due 01/06/2025	15,000	298,050
Compass Diversified Holdings, 7.875%, due 01/30/2025	17,500	436,450

See accompanying notes which are an integral part of the financial statements.

ANCORA INCOME FUND

SCHEDULE OF INVESTMENTS as of December 31, 2023 (CONTINUED)

	Shares	Value
Traditional Preferred Securities – (Continued)		
DTE Energy Co., 5.250%, due 12/01/2077	1,343	$ 32,863
Energy Transfer Operating, LP, 7.600%, due 05/15/2024	20,000	496,000
Enterprise Financial Services Corp., 5.000%, due 12/15/2026	25,000	425,000
Equitable Holdings, Inc., 5.250%, due 12/15/2024	5,000	106,600
F&G Annuities & Life, Inc., 7.950%, due 12/15/2053	20,000	516,200
Federal Agricultural Mortgage Corp,5.250%, due 10/17/2025	16,700	346,525
Federal Agricultural Mortgage Corp., 5.750%, due 07/17/2025	15,000	346,350
Fifth Third Bancorp, 6.000%, due 12/31/2025	2,455	59,215
First Citizens Bancshares, Inc., 5.625%, due 01/04/2027	17,500	378,525
Ford Motor Co., 6.500%, 08/15/2062	15,000	348,750
Global Net Lease, Inc., 6.875%, due 11/26/2024	25,000	519,000
Golar LNG Partners LP, 8.750%, due 01/11/2024	27,500	305,250
Great Ajax Corp., 7.250%, due 04/30/2024	15,000	368,700
Green Brick Partners, Inc., 5.750%, due 12/23/2026	22,500	405,000
Huntington Bancshares, Inc., 6.875%, due 04/15/2028	17,550	415,935
Huntington Bancshares, Inc., 6.875%, due 04/15/2028	5,000	107,650
Jackson Financial, Inc., 8.000%, due 03/30/2028	23,000	580,520
JPMorgan Chase & Co., 6.000%, 03/01/2024	7,500	189,825
KeyCorp, 5.650%, due 03/15/2024	20,000	399,200
KeyCorp, 6.200%, due 12/15/2027	25,000	536,500
KKR Group Financial Co. IX LLC, 4.625%, due 04/01/2026	5,000	94,550
Lincoln National Corp., 9.000%, due 12/01/2027	18,000	491,220
MainStreet Bancshares, Inc., 7.500%, due 09/03/2025	6,500	149,825
Morgan Stanley, 4.250%, due 01/15/2027	10,000	190,700
Morgan Stanley, 6.500%, due 10/15/2027	10,000	261,700
Morgan Stanley, 6.875%, due 01/15/2024	15,002	375,350
Morgan Stanley. 5.850%, due 04/15/2027	20,000	484,400
NiSource, Inc., 6.500%, due 03/15/2024	35,000	873,600
Oaktree Capital Group, LLC, 6.550%, due 01/11/2024	11,000	233,970
OFS Credit Co., 6.125%, due 04/30/2026	20,920	496,850
Oxford Lane Capital Corp., 6.250%, due 02/28/2027	25,000	572,500
PennyMac Mortgage Investment Trust, 6.750%, due 08/24/2026	23,000	449,880
Priority Income Fund, Inc., 6.000%, 12/31/2026	6,825	155,064
Prospect Capital Corp., 5.350%, due 07/01/2026	15,000	264,150
Raymond James Financial, Inc., 6.375%, due 07/01/2024	11,118	279,062
Ready Capital Corp., 6.500%, due 06/30/2026	23,000	437,460
Redwood Trust, Inc., 10.000%, due 04/15/2028	15,000	361,950
Reinsurance Group of America, Inc., 7.125%, due 10/15/2027	10,000	260,800
Rithm Capital Corp., 7.125%, due 08/15/2024	23,000	530,150
Steel Partners Holding LP, 6.000%, due 02/07/2026	20,000	458,000
Stifel Financial Corp., 4.500%, due 08/15/2026	25,000	429,250
Stifel Financial Corp., 6.125%, due 06/15/2025	5,000	125,650
Stifel Financial Corp., 6.250%, due 03/15/2024	15,000	370,350
Summit Hotel Properties, Inc., 6.250%, due 01/11/2024	20,000	435,200
The Allstate Corp., 7.375%, due 07/15/2028	38,300	1,034,100
The Southern Co., 4.950%, due 01/30/2080	6,500	146,120
Wells Fargo & Co., 4.375%, due 03/15/2026	20,000	368,400
		24,976,827
TOTAL TRADITIONAL PREFERRED SECURITIES (Cost $26,728,094)		24,976,827

See accompanying notes which are an integral part of the financial statements.

ANCORA INCOME FUND

SCHEDULE OF INVESTMENTS as of December 31, 2023 (CONTINUED)

	Shares	Value
REIT Senior Securities - 2.65%		
Pebblebrook Hotel Trust, 6.300%, due 01/11/2024	25,000	$ 544,000
UMH Properties, Inc., 6.375%, Series D	18,000	405,000
		949,000
TOTAL REIT SENIOR SECURITIES (Cost $989,511)		949,000
Common Stocks - 3.76%		
Capital Markets - 0.36%		
AllianceBernstein Holding LP	4,200	130,326
		130,326
Equity Real Estate Investment Trusts - 0.42%		
Arbor Realty Trust, Inc.	10,000	151,800
		151,800
Pharmaceuticals - 2.01%		
Organon & Co.	10,000	144,200
Pfizer, Inc.	20,000	575,800
		720,000
Oil, Gas & Consumable Fuels - 0.96%		
Enterprise Products Partners LP	13,000	342,550
		342,550
TOTAL COMMON STOCKS (Cost $1,314,401)		1,344,676
Money Market Funds - 2.96%		
First American Funds Government Obligation Class X 5.30% (a)	1,059,773	1,059,773
		1,059,773
TOTAL MONEY MARKET FUNDS (Cost $1,059,773)		1,059,773
TOTAL INVESTMENTS (Cost $37,741,197) - 100.79%		36,085,173
Liabilities In Excess of Other Assets - (0.79)%		(281,189)
TOTAL NET ASSETS - 100.00%		$35,803,984

(a) Variable rate security; the coupon rate shown represents the 7-day yield as of December 31, 2023.
See accompanying notes which are an integral part of the financial statements.

ANCORA /THELEN SMALL-MID CAP FUND (UNAUDITED)

INVESTMENT OBJECTIVE:

THE ANCORA/THELEN SMALL-MID CAP FUND SEEKS TO OBTAIN CAPITAL APPRECIATION.

PORTFOLIO MANAGER:

Dan Thelen
Portfolio Manager, Ancora
Advisors
_____

NET ASSETS:

$159.1 MILLION*
_____

INCEPTION DATE:

JANUARY 2, 2013
_____

TICKERS:

CLASS I – AATIX
CLASS S - AATSX
_____

MINIMUM INITIAL INVESTMENT:

CLASS I – $5,000
CLASS S – $1,500,000

* As of December 31, 2023

TOP HOLDINGS: DECEMBER 31, 2023 [d]

NAME	% OF NET ASSETS
Crane NXT Co.	3.33%
MDU Resources Group, Inc.	3.15%
DT Midstream, Inc.	2.85%
Masterbrand, Inc.	2.67%
APi Group Corp.	2.65%
Fortune Brands Innovations, Inc.	2.63%
Crane Co.	2.33%
Vontier Corp.	2.30%
Kyndryl Holding, Inc.	2.21%
Alight, Inc. Class A	2.20%

SECTOR DIVERSIFICATION: DECEMBER 31, 2023 [d]

NAME	% OF TOTAL INVESTMENTS
Industrials	27.29%
Financials	12.56%
Information Technology	10.29%
Consumer Discretionary	9.86%
Communication Services	8.44%
Real Estate	7.03%
Energy	6.56%
Consumer Staples	6.47%
Health Care	5.18%
Utilities	4.03%
Money Market Funds	1.29%
Materials	1.01%

TOTAL RETURNS: DECEMBER 31, 2023 [d]

	ONE YEAR	THREE YEARS	FIVE YEARS	TEN YEARS	SINCE INCEP[a]
ANCORA/THELEN SMALL-MID CAP FUND – I [b]	21.22%	7.64%	11.80%	7.39%	9.58%
ANCORA/THELEN SMALL-MID CAP FUND – S [b]	21.53%	7.91%	12.09%	n/a	7.86%
RUSSELL 2500 INDEX [c]	17.42%	4.25%	11.67%	8.36%	10.69%

a)   Inception data reflects the total return since 01/02/13 for Class I, and Russell 2500 Index and 06/19/2015 for Class S.
b)   Return figures reflect any change in price per share and assume the reinvestment of all distributions.
c)   The Russell 2500 Index, an unmanaged index, consists of 2500 stocks chosen for market size, liquidity, and industry group representation. It is market-value weighted (stock price times number of shares outstanding), with each stock's weighting in the Index proportionate to its market value and not available for purchase. If you were to purchase the securities that make up this Index, your returns would be lower once fees and/or commissions are deducted.
d)   Data is unaudited.

The performance quoted represents past performance, which does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. The returns shown do not reflect deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Current performance of the Fund may be lower or higher than the performance quoted. The Fund's investment objectives, risks, charges and expenses must be considered carefully before investing. Performance data current to the most recent month end may be obtained by calling 1-866-626-2672.

ANCORA /THELEN SMALL-MID CAP FUND

PERFORMANCE ILLUSTRATION (UNAUDITED)



Growth of a $10,000 Investment

Ancora/Thelen Small-Mid Cap Fund- Class I — Russell 2500 Index

* Inception: 1/2/13

The chart above assumes an initial investment of $10,000 made on January 2, 2013 (commencement of Fund operations) and held through December 31, 2023. THE FUND'S RETURN REPRESENTS PAST PERFORMANCE AND DOES NOT GUARANTEE FUTURE RESULTS. The returns shown assume the reinvestment of all distributions and do not reflect deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Investment returns and principal values will fluctuate so that your shares, when redeemed, may be worth more or less than their original purchase price.

Past performance is no guarantee of future results. Performance is unaudited.

ANCORA /THELEN SMALL-MID CAP FUND

SCHEDULE OF INVESTMENTS as of December 31, 2023

	Shares	Value
Common Stocks - 98.73%		
Aerospace & Defense - 2.01%		
Vectrus, Inc. (a)	68,833	$ 3,196,605
		3,196,605
Automobile Components - 1.12%		
Phinia, Inc.	58,650	1,776,509
		1,776,509
Banks - 1.22%		
First Internet Bancorp	45,510	1,100,887
Northrim BanCorp, Inc.	14,569	833,492
		1,934,379
Beverages - 1.46%		
Primo Water Corp.	154,110	2,319,356
		2,319,356
Building Products - 5.29%		
Fortune Brands Innovations, Inc.	54,893	4,179,553
Masterbrand, Inc. (a)	285,628	4,241,576
		8,421,129
Capital Markets - 2.31%		
Houlihan Lokey, Inc. Class A	13,976	1,675,862
Perella Weinberg Partners	94,775	1,159,098
Raymond James Financial, Inc.	7,593	846,620
		3,681,580
Chemicals - 0.53%		
American Vanguard Corp.	76,903	843,626
		843,626
Commercial Services & Supplies - 4.09%		
Quest Resource Holding Corp. (a)	45,350	332,416
RB Global, Inc.	27,990	1,872,251
Vestis Corp.	134,595	2,845,338
Viad Corp. (a)	40,220	1,455,964
		6,505,969
Communication Equipment - 1.50%		
IAC/InterActive Corp. (a)	45,641	2,390,676
		2,390,676
Construction & Engineering - 3.81%		
APi Group Corp. (a) (c)	121,863	4,216,460
Arcosa, Inc.	21,309	1,760,976
Orion Group Holdings, Inc. (a)	15,707	77,593
		6,055,028
Construction Materials - 0.48%		
KRC Materials, Inc. (a)	11,446	757,496
		757,496
Diversified Financial Services - 3.66%		
Cannae Holdings, Inc. (a)	138,338	2,698,974
Jackson Financial, Inc.	50,029	2,561,485
Voya Financial, Inc.	7,640	557,414
		5,817,874

See accompanying notes which are an integral part of the financial statements.

SCHEDULE OF INVESTMENTS as of December 31, 2023 (CONTINUED)

	Shares	Value
Electric Utilities - 0.74%		
Talen Energy Corp. (a)	18,360	$ 1,175,040
		1,175,040
Electronic Equipment, Instruments & Components - 2.30%		
Vontier Corp.	106,050	3,664,028
		3,664,028
Energy Equipment & Services - 1.03%		
Helix Energy Solutions Group, Inc. (a)	109,529	1,125,958
Natural Gas Services Group, Inc. (a)	31,790	511,183
		1,637,141
Entertainment - 2.22%		
Lions Gate Entertainment-B (a)	258,130	2,630,345
Madison Square Garden Entertainment Corp. (a)	28,520	906,651
		3,536,996
Equity Real Estate Investment Trusts - 7.03%		
Alpine Income Property Trust, Inc.	110,849	1,874,457
CTO Realty Growth, Inc.	101,678	1,762,080
Gaming and Leisure Properties, Inc.	31,826	1,570,613
Howard Hughes Holdings, Inc. (a)	36,270	3,102,899
Postal Realty Trust, Inc.	29,318	426,870
PotlatchDeltic Corp.	50,044	2,457,160
		11,194,078
Financial Services - 1.52%		
NCR Atleos Corp. (a)	33,748	819,739
Paysafe Ltd. (a)	125,007	1,598,840
		2,418,578
Food Products - 4.37%		
Alico, Inc.	10,183	296,122
Kellanova	36,850	2,060,284
Nomad Foods Ltd. (a)	193,573	3,281,062
WK Kellogg Co.	100,770	1,324,118
		6,961,585
Gas Utilities - 1.34%		
National Fuel Gas Co.	6,620	332,125
RGC Resources, Inc.	42,955	873,705
UGI Corp.	37,770	929,142
		2,134,972
Health Care Equipment & Supplies - 1.20%		
Enovis Corp. (a)	23,161	1,297,479
Utah Medical Products, Inc.	7,178	604,531
		1,902,010
Health Care Providers & Services - 2.77%		
Encompass Health Corp.	12,440	829,997
Henry Schein, Inc. (a)	30,284	2,292,802
The Pennant Group, Inc. (a)	92,302	1,284,844
		4,407,642
Health Care Technology - 0.31%		
Augmedix, Inc. (a)	83,200	486,720
		486,720

See accompanying notes which are an integral part of the financial statements.

ANCORA /THELEN SMALL-MID CAP FUND

SCHEDULE OF INVESTMENTS as of December 31, 2023 (CONTINUED)

	Shares	Value
Hotels, Restaurants, & Leisure - 6.35%		
Aramark	68,000	$ 1,910,800
Chuy's Holdings, Inc. (a)	24,871	950,818
Golden Entertainment, Inc. (a)	60,616	2,420,397
PlayAGS, Inc. (a)	275,177	2,319,742
Travel N Leisure Co.	27,432	1,072,317
Wyndham Hotels & Resorts, Inc.	17,711	1,424,142
		10,098,216
Household Durables - 1.45%		
Cavco Industries, Inc. (a)	2,816	976,082
Hooker Furniture Corp.	26,792	698,735
Universal Electronics, Inc. (a)	68,088	639,346
		2,314,164
Household Products - 0.64%		
Spectrum Brands Holdings, Inc.	12,700	1,013,079
		1,013,079
IT Services - 2.21%		
Kyndryl Holding, Inc. (a)	169,551	3,523,270
		3,523,270
Independent Power and Renewable - 1.95%		
Vistra Energy Corp.	80,428	3,098,087
		3,098,087
Insurance - 1.87%		
F&G Annuities & Life, Inc.	64,831	2,982,226
		2,982,226
Life Sciences Tools & Services - 0.91%		
Charles River Laboratories International, Inc. (a)	6,100	1,442,040
		1,442,040
Machinery - 8.91%		
Crane Co.	31,347	3,703,335
Crane NXT Co.	93,224	5,301,649
ESAB Corp.	18,518	1,604,029
John Bean Technologies Corp.	9,600	954,720
Mayville Engineering Co., Inc. (a)	78,716	1,135,085
The Gorman-Rupp Co.	41,830	1,486,220
		14,185,037
Media - 4.72%		
Advantage Solutions, Inc. (a)	472,140	1,709,147
Atlanta Braves Holdings, Inc. (a)	50,835	2,012,049
Liberty SiriusXM Series C (a)	102,670	2,954,843
National CineMedia, Inc. (a)	200,559	830,314
		7,506,353
Multi-Utilities - 3.15%		
MDU Resources Group, Inc.	253,516	5,019,617
		5,019,617
Oil, Gas & Consumable Fuels - 5.54%		
Chesapeake Energy Corp.	33,469	2,575,105
DT Midstream, Inc.	82,717	4,532,892
Vitesse Energy, Inc.	77,686	1,700,547
		8,808,543

See accompanying notes which are an integral part of the financial statements.

SCHEDULE OF INVESTMENTS as of December 31, 2023 (CONTINUED)

	Shares	Value
Professional Services - 2.20%		
Alight, Inc. Class A (a)	409,800	$ 3,495,594
		3,495,594
Software - 1.91%		
NCR Voyix Corp. (a)	180,076	3,045,085
		3,045,085
Specialty Retail - 0.49%		
Citi Trends, Inc. (a)	12,590	356,045
Monro, Inc.	14,590	428,071
		784,116
Technology Hardware, Storage & Peripheral - 0.53%		
Diebold Nixdorf, Inc. (a)	29,347	849,596
		849,596
Textiles, Apparel & Luxury Goods - 0.45%		
Kontoor Brands, Inc.	11,542	720,452
		720,452
Thrifts & Mortgage Finance - 1.98%		
Federal Agricultural Mortgage Corp.	16,455	3,146,525
		3,146,525
Trading Companies & Distributors - 1.16%		
Distribution Solutions Group, Inc. (a)	58,532	1,847,270
		1,847,270
TOTAL COMMON STOCKS (Cost $125,790,814)		157,098,284
Money Market Funds - 1.29%		
First American Funds Government Obligation Class X 5.30% (b)	2,047,036	2,047,036
		2,047,036
TOTAL MONEY MARKET FUNDS (Cost $2,047,036)		2,047,036
TOTAL INVESTMENTS (Cost $127,837,849) - 100.01%		159,145,320
Liabilities In Excess of Other Assets - (0.01)%		(21,339)
TOTAL NET ASSETS - 100.00%		$159,123,981

(a) Non-income producing security
(b) Variable rate security; the coupon rate shown represents the 7-day yield as of December 31, 2023.
(c) ADR - American Depository Receipt
See accompanying notes which are an integral part of the financial statements.

ANCORA MICROCAP FUND (UNAUDITED)

INVESTMENT OBJECTIVE:

THE ANCORA MICROCAP FUND **SEEKS TO OBTAIN CAPITAL APPRECIATION.**

PORTFOLIO MANAGER:

Michael Santelli
Matt Scullen
Portfolio Manager, Ancora Advisors

———————————

NET ASSETS:

$17.6 MILLION*

———————————

INCEPTION DATE:

SEPTEMBER 2, 2008

———————————

TICKERS:

CLASS I – ANCIX

———————————

MINIMUM INITIAL INVESTMENT:

CLASS I – $5,000

* As of December 31, 2023

TOP HOLDINGS: DECEMBER 31, 2023 [d]

NAME	% OF NET ASSETS
First American Funds Government Obligation Class X	7.25%
Crawford & Co.	5.29%
International Money Express, Inc.	4.02%
Silvercrest Asset Management Group, Inc.	3.81%
Lakeland Industries, Inc.	3.31%
LuxUrban Hotels, Inc	3.11%
Vaalco Energy, Inc.	3.03%
Smith & Wesson Brands, Inc.	2.92%
BG Staffing, Inc.	2.81%
Richardson Electronics Ltd.	2.72%

SECTOR DIVERSIFICATION: DECEMBER 31, 2023 [d]

NAME	% OF TOTAL INVESTMENTS
Financials	30.40%
Industrials	17.92%
Consumer Discretionary	12.57%
Information Technology	10.35%
Energy	9.61%
Money Market Funds	7.25%
Real Estate	5.12%
Materials	3.36%
Consumer Staples	2.18%
Health Care	1.25%

TOTAL RETURNS: DECEMBER 31, 2023 [d]

	ONE YEAR	THREE YEARS	FIVE YEARS	TEN YEARS	SINCE INCEP[a]
ANCORA MICROCAP FUND - I[b]	24.90%	16.48%	12.92%	7.63%	9.06%
RUSSELL MICROCAP INDEX[c]	9.33%	0.61%	8.56%	5.79%	7.49%

a) Inception data reflects the annualized return since 09/02/08.
b) Return figures reflect any change in price per share and assume the reinvestment of all distributions.
c) The Russell Microcap Index measures the performance of the Microcap segment of the U.S. equity market. It makes up less than 3% of the U.S. equity market. It includes 1,000 of the smallest securities in the small-cap Russell 2000 Index based on a combination of their market cap and current index membership. If you were to purchase the securities that make up this index, your return would be lower once fees and/or commissions are deducted.
d) Data is unaudited.

The performance quoted represents past performance, which does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. The returns shown do not reflect deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Current performance of the Fund may be lower or higher than the performance quoted. The Fund's investment objectives, risks, charges and expenses must be considered carefully before investing. Performance data current to the most recent month end may be obtained by calling 1-866-626-2672.

ANCORA MICROCAP FUND

PERFORMANCE ILLUSTRATION (UNAUDITED)

Growth of a $10,000 Investment



* Inception: 9/2/08

The chart above assumes an initial investment of $10,000 made on September 2, 2008 (commencement of Fund operations) and held through December 31, 2023. THE FUND'S RETURN REPRESENTS PAST PERFORMANCE AND DOES NOT GUARANTEE FUTURE RESULTS. The returns shown assume the reinvestment of all distributions and do not reflect deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Investment returns and principal values will fluctuate so that your shares, when redeemed, may be worth more or less than their original purchase price.

Past performance is no guarantee of future results. Performance is unaudited.

ANCORA MICROCAP FUND

SCHEDULE OF INVESTMENTS as of December 31, 2023

	Shares	Value
Common Stocks - 92.47%		
Aerospace & Defense - 1.63%		
AerSale Corp. (a)	22,553	$ 286,310
		286,310
Banks - 5.30%		
First Internet Bancorp	15,044	363,914
Hingham Institution for Savings	2,052	398,909
The First of Long Island Corp.	12,731	168,558
		931,382
Building Products - 0.82%		
Masterbrand, Inc. (a)	9,666	143,540
		143,540
Capital Markets - 10.43%		
180 Degree Capital Corp. (a)	43,812	179,629
Diamond Hill Investment Group, Inc. Class A	1,418	234,807
Donnelley Financial Solutions, Inc. (a)	1,128	70,353
Heritage Global, Inc. (a)	109,143	303,418
Newtek Business Services Corp.	27,208	375,470
Silvercrest Asset Management Group, Inc.	39,404	669,868
		1,833,545
Commercial Services & Supplies - 1.97%		
Perma-Fix Environmental Services, Inc. (a)	44,081	346,477
		346,477
Communication Equipment - 2.23%		
Aviat Networks, Inc. (a)	12,024	392,704
		392,704
Construction & Engineering - 4.21%		
Concrete Pumping Holdings, Inc. (a)	29,102	238,636
Orion Group Holdings, Inc. (a)	88,301	436,207
Sterling Construction Co., Inc. (a)	743	65,332
		740,175
Diversified Financial Services - 1.75%		
TIPTREE, Inc. (a)	16,223	307,588
		307,588
Electronic Equipment, Instruments & Components - 3.97%		
Iteris, Inc. (a)	42,239	219,643
Richardson Electronics Ltd.	35,893	479,172
		698,814
Energy Equipment & Services - 0.46%		
Independence Contract Drilling, Inc. (a)	33,121	81,146
		81,146
Equity Real Estate Investment Trusts - 2.00%		
Postal Realty Trust, Inc.	24,214	352,556
		352,556
Health Care Providers & Services - 1.25%		
Joint Corp. (a)	14,844	142,651
Psychemedics Corp.	26,088	77,220
		219,871

See accompanying notes which are an integral part of the financial statements.

ANCORA MICROCAP FUND

SCHEDULE OF INVESTMENTS as of December 31, 2023 (CONTINUED)

	Shares	Value
Household Durables - 2.34%		
Flexsteel Industries, Inc.	21,859	$ 412,042
		412,042
IT Services - 4.02%		
International Money Express, Inc. (a)	32,031	707,565
		707,565
Insurance - 7.61%		
American Coastal Insurance Corp. (a)	43,132	408,029
Crawford & Co.	70,525	929,520
		1,337,548
Leisure Products - 2.92%		
Smith & Wesson Brands, Inc.	37,892	513,816
		513,816
Machinery - 1.29%		
Hurco Companies, Inc.	10,524	226,582
		226,582
Marine - 4.07%		
Eagle Bulk Shipping, Inc.	5,775	319,935
Genco Shipping & Trading Ltd.	23,893	396,385
		716,320
Metals & Mining -1.13%		
Endeavour Silver Corp. (a)	27,796	54,758
Universal Stainless & Alloy Products, Inc. (a)	9,900	198,792
		253,550
Oil, Gas & Consumable Fuels - 11.07%		
Adams Resources & Energy, Inc.	12,853	336,492
Alto Ingredients, Inc. (a)	126,671	336,945
Pason Systems, Inc.	16,326	198,116
Teekay Tankers Ltd. (a)	3,981	198,931
Unit Corp.	7,968	344,058
Vaalco Energy, Inc. (a)	118,645	532,716
		1,947,257
Personal Products - 2.18%		
Nature's Sunshine Products, Inc. (a)	22,160	383,146
		383,146
Professional Services - 3.71%		
Acacia Research Corp. (a)	39,990	156,761
BG Staffing, Inc.	52,655	494,957
		651,718
Real Estate Management & Development - 3.11%		
LuxUrban Hotels, Inc (a)	91,684	547,353
		547,353
Semiconductors & Semiconductor Equipment - 1.49%		
Amtech Systems, Inc. (a)	46,779	196,472
AXT, Inc. (a)	27,683	66,439
		262,911
Software - 0.38%		
Intellicheck, Inc. (a)	34,939	66,384
		66,384

See accompanying notes which are an integral part of the financial statements.

ANCORA MICROCAP FUND

SCHEDULE OF INVESTMENTS as of December 31, 2023 (CONTINUED)

	Shares	Value
Specialty Retail - 0.33%		
America's Car-Mart, Inc. (a)	765	$ 57,964
		57,964
Technology Hardware, Storage & Peripheral Total - 2.27%		
CoreCard Corp. (a)	11,929	164,978
Immersion Corp.	33,187	234,300
		399,278
Textiles, Apparel, & Luxury Goods - 6.98%		
Culp, Inc. (a)	44,535	257,858
Lakeland Industries, Inc. (a)	31,372	581,637
Movado Group, Inc. (a)	12,894	388,754
		1,228,249
Thrifts & Mortgage Finance - 0.42%		
Federal Agricultural Mortgage Corp.	383	73,237
		73,237
Trading Companies & Distributors - 1.13%		
Karat Packaging Co.	7,986	198,452
		198,452
TOTAL COMMON STOCKS (Cost $14,261,694)		16,317,482
Warrant - 0.00%		
Zagg/Cvr.Us (c)	71,453	-
Household Durables - 0.00%		
TOTAL WARRANT (Cost $0)		-
Money Market Funds - 7.25%		
First American Funds Government Obligation Class X 5.30% (b)	1,275,616	1,275,616
		1,275,616
TOTAL MONEY MARKET FUNDS (Cost $1,275,616)		1,275,616
TOTAL INVESTMENTS (Cost $15,537,310) - 100.03%		17,593,098
Liabilities In Excess of Other Assets - (0.02)%		(4,333)
TOTAL NET ASSETS - 100.00%		$17,586,973

(a) Non-income producing security
(b) Variable rate security; the coupon rate shown represents the 7-day yield as of December 31, 2023.
(c) Indicates a fair valued security, using unobservable inputs.
See accompanying notes which are an integral part of the financial statements.

ANCORA DIVIDEND VALUE EQUITY FUND (UNAUDITED)

INVESTMENT OBJECTIVE:

THE ANCORA DIVIDEND VALUE EQUITY FUND SEEKS TO PROVIDE GROWTH OF INCOME AND LONG-TERM CAPITAL APPRECIATION.

PORTFOLIO MANAGERS:

Sonia Mintun
David Sowerby
Portfolio Manager, Ancora Advisors

NET ASSETS:

$39.1 MILLION*

INCEPTION DATE:

May 7, 2019

TICKERS:

CLASS I – ADEIX

MINIMUM INITIAL INVESTMENT:

CLASS I – $5,000

* As of December 31, 2023

TOP HOLDINGS: DECEMBER 31, 2023 (d)	
NAME	% OF NET ASSETS
Broadcom, Inc.	8.03%
Microsoft Corp.	5.93%
Apple, Inc.	4.96%
AbbVie, Inc.	4.85%
JP Morgan Chase & Co.	4.81%
UnitedHealth Group, Inc.	4.77%
EOG Resources, Inc.	4.38%
The Home Depot, Inc.	4.32%
Eaton Corporation Plc.	4.26%
CVS Health Corp.	4.07%

SECTOR DIVERSIFICATION: DECEMBER 31, 2023 (d)	
NAME	% OF TOTAL INVESTMENTS
Information Technology	23.93%
Health Care	17.18%
Consumer Discretionary	12.37%
Financials	11.81%
Industrials	10.98%
Energy	8.38%
Consumer Staples	5.53%
Real Estate	5.11%
Money Market Funds	2.59%
Materials	2.12%

TOTAL RETURNS: DECEMBER 31, 2023 (d)	ONE YEAR	THREE YEARS	SINCE INCEP(a)
ANCORA DIVIDEND VALUE EQUITY - I(b)	13.93%	8.73%	10.37%
RUSSELL 1000 VALUE INDEX(c)	11.46%	8.86%	8.42%

a) Inception data reflects the return since 05/07/2019.
b) Return figures reflect any change in price per share and assume the reinvestment of all distributions.
c) The Russell 1000 Value Index is designed to be a measure of the large and mid-sized capitalization companies in the United States equities market. The index is a composite of roughly 1,000 securities issued by the largest companies in the U.S. in terms of market capitalization. The Russell 1000 Value Index is a subset of the securities found in the Russell 1000.
d) Data is unaudited.

The performance quoted represents past performance, which does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. The returns shown do not reflect deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Current performance of the Fund may be lower or higher than the performance quoted. The Fund's investment objectives, risks, charges and expenses must be considered carefully before investing. Performance data current to the most recent month end may be obtained by calling 1-866-626-2672.

ANCORA DIVIDEND VALUE EQUITY FUND

PERFORMANCE ILLUSTRATION (UNAUDITED)



Growth of a $10,000 Investment

* Inception: 5/7/2019

The chart above assumes an initial investment of $10,000 made on May 7, 2019 (commencement of Fund operations) and held through December 31, 2023. THE FUND'S RETURN REPRESENTS PAST PERFORMANCE AND DOES NOT GUARANTEE FUTURE RESULTS. The returns shown assume the reinvestment of all distributions and do not reflect deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Investment returns and principal values will fluctuate so that your shares, when redeemed, may be worth more or less than their original purchase price.

Past performance is no guarantee of future results. Performance is unaudited.

ANCORA DIVIDEND VALUE EQUITY FUND

SCHEDULE OF INVESTMENTS as of December 31, 2023

	Shares	Value
Common Stocks - 97.48%		
Banks - 6.41%		
Bank of America Corp.	18,585	$ 625,757
JP Morgan Chase & Co.	11,071	1,883,177
		2,508,934
Capital Markets - 5.41%		
BlackRock, Inc.	1,050	852,390
Houlihan Lokey, Inc. Class A	10,556	1,265,770
		2,118,160
Chemicals - 2.12%		
Linde Plc.	2,018	828,813
		828,813
Consumer Defensive - 1.82%		
Kenvue, Inc.	33,146	713,633
		713,633
Electrical Equipment - 4.26%		
Eaton Corporation Plc.	6,925	1,667,679
		1,667,679
Equity Real Estate Investment Trusts - 3.06%		
Weyerhaeuser Co.	34,402	1,196,158
		1,196,158
Food Products - 1.73%		
Kellanova	12,094	676,176
		676,176
Health Care Providers & Services - 8.84%		
CVS Health Corp.	20,173	1,592,860
UnitedHealth Group, Inc.	3,543	1,865,283
		3,458,143
Hotels, Restaurants & Leisure - 6.59%		
Marriott International, Inc.	3,525	794,923
McDonalds Corp.	4,600	1,363,946
Wyndham Hotels & Resorts, Inc.	5,240	421,348
		2,580,217
Household Products - 1.98%		
Procter & Gamble Co.	5,300	776,662
		776,662
IT Services - 4.06%		
Accenture Plc.	4,526	1,588,219
		1,588,219
Industrial Conglomerates - 3.75%		
Honeywell International, Inc.	7,000	1,467,970
		1,467,970
Industrials - 2.98%		
General Dynamics Corp.	4,491	1,166,178
		1,166,178
Oil, Gas & Consumable Fuels - 8.38%		
Chevron Corp.	10,500	1,566,180
EOG Resources, Inc.	14,174	1,714,345
		3,280,525

See accompanying notes which are an integral part of the financial statements.

ANCORA DIVIDEND VALUE EQUITY FUND

SCHEDULE OF INVESTMENTS as of December 31, 2023 (CONTINUED)

	Shares	Value
Pharmaceuticals - 8.35%		
AbbVie, Inc.	12,250	$ 1,898,383
Johnson & Johnson	8,750	1,371,475
		3,269,858
Real Estate Investment Trusts - 2.06%		
American Tower Corp.	3,730	805,232
		805,232
Semiconductors & Semiconductor Equipment - 9.00%		
Broadcom, Inc.	2,814	3,141,128
Texas Instruments, Inc.	2,240	381,830
		3,522,958
Software - 5.93%		
Microsoft Corp.	6,175	2,322,047
		2,322,047
Specialty Retail - 4.32%		
The Home Depot, Inc.	4,875	1,689,431
		1,689,431
Technology Hardware, Storage & Peripheral - 4.96%		
Apple, Inc.	10,075	1,939,740
		1,939,740
Textiles, Apparel & Luxury Goods - 1.47%		
NIKE, Inc.	5,300	575,421
		575,421
TOTAL COMMON STOCKS (Cost $25,653,589)		38,152,153
Money Market Funds - 2.59%		
First American Funds Government Obligation Class X 5.30% (a)	1,014,214	1,014,214
		1,014,214
TOTAL MONEY MARKET FUNDS (Cost $1,014,214)		1,014,214
TOTAL INVESTMENTS (Cost $26,667,803) - 100.07%		39,166,367
Liabilities In Excess of Other Assets - (0.07)%		(29,047)
TOTAL NET ASSETS - 100.00%		$39,137,320

(a) Variable rate security; the coupon rate shown represents the 7-day yield as of December 31, 2023.
See accompanying notes which are an integral part of the financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and
Board of Trustees of
Ancora Trust

Opinion on the Financial Statements

We have audited the accompanying statements of assets and liabilities, including the schedules of investments, of Ancora Trust, comprising the funds listed below (the "Funds") as of December 31, 2023, the related statements of operations, the statements of changes in net assets, the related notes, and the financial highlights for each of the periods indicated below (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of each of the Funds as of December 31, 2023, the results of their operations, the changes in net assets, and the financial highlights for each of the periods indicated below in conformity with accounting principles generally accepted in the United States of America.

Fund Name	Statements of Operations	Statements of Changes in Net Assets	Financial Highlights
Ancora Income Fund, Ancora/Thelen Small-Mid Cap Fund, and Ancora MicroCap Fund	For the year ended December 31, 2023	For the years ended December 31, 2023 and 2022	For the years ended December 31, 2023 2022, 2021, 2020, and 2019
Ancora Dividend Value Equity Fund	For the year ended December 31, 2023	For the years ended December 31, 2023 and 2022	For the years ended December 31, 2023, 2022, 2021, 2020 and for the period May 7, 2019 (commencement of operations) through December 31, 2019

Basis for Opinion

These financial statements are the responsibility of the Funds' management. Our responsibility is to express an opinion on the Funds' financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Funds in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 2023, by correspondence with the custodian and brokers. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Funds' auditor since 2004.

Cohen & Company, Ltd.

COHEN & COMPANY, LTD.
Cleveland, Ohio
February 28, 2024

FINANCIAL REVIEW

STATEMENTS OF ASSETS & LIABILITIES – As of December 31, 2023

	Ancora Income Fund	Ancora/Thelen Small-Mid Cap Fund	Ancora MicroCap Fund	Ancora Dividend Value Equity Fund
Assets				
Investments in securities:				
At Cost	$ 37,741,197	$ 127,837,849	$ 15,537,310	$ 26,667,803
At Fair Value	$ 36,085,173	$ 159,145,320	$ 17,593,098	$ 39,166,367
Cash	-	-	1,000	-
Dividends and interest receivable	291,485	136,925	25,521	12,509
Receivable for investments sold	-	425,025	-	-
Shareholder subscription receivable	767	36,069	4,145	3,330
Prepaid expenses	3,660	15,759	2,653	3,093
Total assets	36,381,085	159,759,098	17,626,417	39,185,299
Liabilities				
Payable for investments purchased	-	424,938	2,881	-
Shareholder redemptions payable	538,024	45,251	-	1,334
Payable to advisor	15,230	120,864	9,955	18,388
Administration fees payable	3,046	13,042	1,434	3,266
Shareholder servicing fees payable	305	879	143	327
Trustee fees payable	3,760	3,600	3,499	3,649
Accrued expenses	16,736	26,543	21,532	21,015
Total liabilities	577,101	635,117	39,444	47,979
Net Assets:	$ 35,803,984	$ 159,123,981	$ 17,586,973	$ 39,137,320
(unlimited number of shares authorized, no par value)				
Net Assets consist of:				
Paid in capital	41,296,756	129,172,042	15,549,642	26,925,247
Distributable Earnings (Accumulated Losses)	(5,492,772)	29,951,939	2,037,331	12,212,073
Net Assets	$ 35,803,984	$ 159,123,981	$ 17,586,973	$ 39,137,320
Class I:				
Net assets applicable to Class I shares	$35,803,984	$ 107,246,202	$17,586,973	$39,137,320
Shares outstanding (unlimited number of shares authorized, no par value)	5,174,234	6,270,385	1,063,744	2,629,566
Net asset value, offering price, and redemption price per share	$ 6.92	$ 17.10	$ 16.53	$ 14.88
Minimum Redemption Price Per Share (a) (NAV * 98%)	$ 6.78	$ 16.76	$ 16.20	$ 14.58
Class S:				
Net assets applicable to Class S shares	$ -	$ 51,877,779	$ -	$ -
Shares outstanding (unlimited number of shares authorized, no par value)	-	2,940,798	-	-
Net asset value, offering price, and redemption price per share	$ -	$ 17.64	$ -	$ -
Minimum Redemption Price Per Share (a) (NAV * 98%)	$ -	$ 17.29	$ -	$ -

(a) The Funds will impose a 2.00% redemption fee on shares redeemed within 90 days of purchase.
See accompanying notes which are an integral part of the financial statements.

FINANCIAL REVIEW

STATEMENTS OF OPERATIONS – For the year ended December 31, 2023

	Ancora Income Fund	Ancora/Thelen Small-Mid Cap Fund	Ancora MicroCap Fund	Ancora Dividend Value Equity Fund
Investment Income				
Dividend income (a)	$2,033,440	$ 2,400,481	$ 424,471	$ 932,370
Interest income	496,896	-	-	-
Total Income	2,530,336	2,400,481	424,471	932,370
Expenses				
Investment advisor fee	171,513	1,428,760	153,030	278,934
Shareholder servicing account expenses				
Class I	3,430	9,656	1,530	3,719
Fund accounting expenses	32,913	59,767	23,462	32,742
Transfer agent expenses	9,300	9,300	9,300	9,300
Legal expenses	7,852	12,444	11,951	13,575
Administration expenses	34,120	142,876	15,303	37,191
Insurance expenses	1,473	309	1,472	1,472
Custodian expenses	7,086	17,331	6,375	4,075
Auditing expenses	14,500	15,446	15,017	15,152
Printing expenses	753	1,923	524	524
Trustees expenses	20,259	20,279	21,776	20,279
Miscellaneous expenses	6,613	5,556	4,971	5,270
Registration expenses	14,448	28,511	6,442	8,165
Total Expenses	324,260	1,752,158	271,153	430,398
Waived Fees	-	(101,594)	(26,305)	(58,486)
Net Expenses	324,260	1,650,564	244,848	371,912
Net Investment Income	2,206,076	749,917	179,623	560,458
Net Realized & Unrealized Gain (Loss)				
Net realized gain (loss) on investment securities	(2,495,012)	3,991,731	723,578	145,543
Net capital gain distributions from underlying investment companies	1,310	87,654	-	44,094
Net change in unrealized appreciation on investment securities	3,511,007	23,549,248	2,527,139	4,173,307
Net realized and unrealized gain on investment securities	1,017,305	27,628,633	3,250,717	4,362,944
Net increase in net assets resulting from operations	$3,223,381	$ 28,378,550	$3,430,340	$ 4,923,402

(a) Net of foreign taxes withheld $0, $13,441, $439, and $5,594, respectively
See accompanying notes which are an integral part of the financial statements.

FINANCIAL REVIEW

STATEMENTS OF CHANGES IN NET ASSETS

	Ancora Income Fund	
	Year Ended December 31, 2023	**Year Ended December 31, 2022**
Increase (decrease) in Net Assets from Operations		
Net investment income	$ 2,206,076	$ 1,973,229
Net realized loss on investment securities	(2,495,012)	(468,934)
Net capital gain distributions from underlying investment companies	1,310	26,935
Net change in unrealized appreciation (depreciation) on investment securities	3,511,007	(6,914,997)
Net increase (decrease) in net assets resulting from operations	3,223,381	(5,383,767)
Distributions		
From distribution to shareholders - Class I	(1,834,634)	(1,852,807)
From return of capital - Class I	-	-
Total distributions	(1,834,634)	(1,852,807)
Capital Share Transactions - Class I		
Proceeds from sale of shares	6,785,834	11,232,653
Shares issued in reinvestment of dividends	1,762,122	1,759,412
Redemption fees	1,949	5,237
Shares redeemed	(6,181,910)	(10,301,889)
Net increase in net assets resulting from capital share transactions	2,367,995	2,695,413
Total increase (decrease) in net assets	3,756,742	(4,541,161)
Net Assets		
Beginning of year	$ 32,047,242	$ 36,588,403
End of year	$ 35,803,984	$ 32,047,242
Capital Share Transactions - I Shares		
Shares sold	993,337	1,528,431
Shares issued in reinvestment of distributions	262,884	246,516
Shares repurchased	(909,084)	(1,477,989)
Net increase from capital share transactions	347,137	296,958

See accompanying notes which are an integral part of the financial statements.

FINANCIAL REVIEW

STATEMENTS OF CHANGES IN NET ASSETS

	Ancora/Thelen Small-Mid Cap Fund	
	Year Ended December 31, 2023	Year Ended December 31, 2022
Increase (decrease) in Net Assets from Operations		
Net investment income	$ 749,917	$ 828,053
Net realized gain (loss) on investment securities	3,991,731	(3,130,489)
Net capital gain distributions from underlying investment companies	87,654	131,763
Net change in unrealized appreciation (depreciation) on investment securities	23,549,248	(26,728,292)
Net increase (decrease) in net assets resulting from operations	28,378,550	(28,898,965)
Distributions		
From distribution to shareholders - Class I	(1,981,481)	(1,999,644)
From distribution to shareholders - Class S	(1,040,315)	(901,548)
Total distributions	(3,021,796)	(2,901,192)
Capital Share Transactions - Class I		
Proceeds from sale of shares	6,635,298	7,081,565
Shares issued in reinvestment of dividends	1,874,794	1,846,139
Redemption fees	-	571
Shares redeemed	(10,806,637)	(9,274,905)
	(2,296,545)	(346,630)
Capital Share Transactions - Class S		
Proceeds from sale of shares	3,867,233	5,206,111
Shares issued in reinvestment of dividends	1,030,214	690,663
Shares redeemed	(4,036,307)	(16,496,583)
	861,140	(10,599,809)
Net decrease in net assets resulting from capital share transactions	(1,435,405)	(10,946,439)
Total increase (decrease) in net assets	23,921,349	(42,746,596)
Net Assets		
Beginning of year	$ 135,202,632	$ 177,949,228
End of year	$ 159,123,981	$ 135,202,632
Capital Share Transactions - I Shares		
Shares sold	428,035	468,033
Shares issued in reinvestment of distributions	108,558	130,839
Shares repurchased	(698,312)	(607,185)
Net decrease from capital share transactions	(161,719)	(8,313)
Capital Share Transactions - S Shares		
Shares sold	243,751	331,023
Shares issued in reinvestment of distributions	57,844	47,501
Shares repurchased	(250,738)	(965,384)
Net increase (decrease) from capital share transactions	50,857	(586,860)

See accompanying notes which are an integral part of the financial statements.

STATEMENTS OF CHANGES IN NET ASSETS

	Ancora MicroCap Fund	
	Year Ended December 31, 2023	Year Ended December 31, 2022
Increase (decrease) in Net Assets from Operations		
Net investment income	$ 179,623	$ 88,471
Net realized gain on investment securities	723,578	1,456,068
Net change in unrealized appreciation (depreciation) on investment securities	2,527,139	(2,746,277)
Net increase (decrease) in net assets resulting from operations	3,430,340	(1,201,738)
Distributions		
From distribution to shareholders - Class I	(723,814)	-
From return of capital - Class I	(44,269)	-
Total distributions	(768,083)	-
Capital Share Transactions - Class I		
Proceeds from sale of shares	1,827,319	1,365,056
Shares issued in reinvestment of dividends	762,751	-
Redemption fees	194	-
Shares redeemed	(1,183,810)	(1,393,102)
Net increase (decrease) in net assets resulting from capital share transactions	1,406,454	(28,046)
Total increase (decrease) in net assets	4,068,711	(1,229,784)
Net Assets		
Beginning of year	$ 13,518,262	$ 14,748,046
End of year	$ 17,586,973	$ 13,518,262
Capital Share Transactions - I Shares		
Shares sold	116,006	93,654
Shares issued in reinvestment of distributions	45,348	-
Shares repurchased	(74,817)	(98,419)
Net increase (decrease) from capital share transactions	86,537	(4,765)

See accompanying notes which are an integral part of the financial statements.

STATEMENTS OF CHANGES IN NET ASSETS

	Ancora Dividend Value Equity Fund	
	Year Ended December 31, 2023	Year Ended December 31, 2022
Increase (decrease) in Net Assets from Operations		
Net investment income	$ 560,458	$ 488,529
Net realized gain (loss) on unaffiliated investment securities	145,543	(592,657)
Net capital gain distributions from underlying investment companies	44,094	35,972
Net change in unrealized appreciation (depreciation) on unaffiliated investment securities	4,173,307	(4,164,278)
Net increase (decrease) in net assets resulting from operations	4,923,402	(4,232,434)
Distributions		
From distribution to shareholders - Class I	(514,659)	(506,217)
Total distributions	(514,659)	(506,217)
Capital Share Transactions - Class I		
Proceeds from sale of shares	1,223,235	6,007,953
Shares issued in reinvestment of dividends	505,795	503,205
Redemption fees	473	26
Shares redeemed	(3,935,902)	(2,507,646)
Net increase (decrease) in net assets resulting from capital share transactions	(2,206,399)	4,003,538
Total increase (decrease) in net assets	2,202,344	(735,113)
Net Assets		
Beginning of year	$ 36,934,976	$ 37,670,089
End of year	$ 39,137,320	$ 36,934,976
Capital Share Transactions - I Shares		
Shares sold	91,055	453,011
Shares issued in reinvestment of distributions	35,833	38,182
Shares repurchased	(287,957)	(185,970)
Net increase (decrease) from capital share transactions	(161,069)	305,223

See accompanying notes which are an integral part of the financial statements.

FINANCIAL REVIEW

FINANCIAL HIGHLIGHTS FOR A FUND SHARE OUTSTANDING – throughout each year

Ancora Income Fund

CLASS I SHARES	Year Ended 12/31/2023	Year Ended 12/31/2022	Year Ended 12/31/2021	Year Ended 12/31/2020	Year Ended 12/31/2019
Selected Per Share Data					
Net asset value, beginning of year	$ 6.64	$ 8.08	$ 7.74	$ 7.92	$ 7.42
Income from investment operations					
Net investment income (a)	0.43	0.38	0.35	0.25	0.30
Net realized and unrealized gain (loss)	0.21	(1.46)	0.35	0.01 (f)	0.68
Total from investment operations	0.64	(1.08)	0.70	0.26	0.98
Less Distributions to shareholders:					
From net investment income	(0.36)	(0.36)	(0.35)	(0.23)	(0.35)
From net realized gain	-	-	-	-	-
From return of capital	-	-	(0.01)	(0.21)	(0.13)
Total distributions	(0.36)	(0.36)	(0.36)	(0.44)	(0.48)
Paid in capital from redemption fees	- (e)	- (e)	- (e)	- (e)	- (e)
Net asset value, end of year	$ 6.92	$ 6.64	$ 8.08	$ 7.74	$ 7.92
Total Return (b)	9.95%	(13.59)%	9.22%	3.72%	13.46%
Ratios and Supplemental Data					
Net assets, end of year (000)	$ 35,804	$ 32,047	$ 36,588	$ 20,071	$ 36,116
Ratio of expenses to average net assets (c)	0.95%	0.93%	1.03%	1.29%	1.28%
Ratio of expenses to average net assets before waiver & reimbursement (c)	0.95%	0.93%	1.03%	1.54%	1.53%
Ratio of net investment income to average net assets (c) (d)	6.43%	5.31%	4.43%	3.39%	3.82%
Ratio of net investment income to average net assets before waiver & reimbursement (c) (d)	6.43%	5.31%	4.43%	3.13%	3.57%
Portfolio turnover rate	51.19%	41.39%	40.56%	84.20%	103.17%

(a) Net investment income per share is based on average shares outstanding.
(b) Total return represents the rate that the investor would have earned or lost on an investment in the Fund, assuming reinvestment of dividends.
(c) These ratios exclude the impact of expenses of the underlying security holdings as represented in the schedule of investments.
(d) Recognition of net investment income (loss) by the Fund is affected by the timing of the declaration of dividends by the underlying investment companies in which the Fund invests.
(e) Amount is less than $0.005.
(f) Realized and unrealized gains and losses per share in this caption are balancing amounts necessary to reconcile the change in net asset value per share for the period, and may not reconcile with the aggregate gains and losses in the Statement of Operations due to share transactions for the period.
See accompanying notes which are an integral part of the financial statements.

FINANCIAL REVIEW

FINANCIAL HIGHLIGHTS FOR A FUND SHARE OUTSTANDING – throughout each year

Ancora/Thelen Small-Mid Cap Fund

CLASS I SHARES	Year Ended 12/31/2023	Year Ended 12/31/2022	Year Ended 12/31/2021	Year Ended 12/31/2020	Year Ended 12/31/2019
Selected Per Share Data					
Net asset value, beginning of year	$ 14.37	$ 17.77	$ 17.59	$ 15.73	$ 12.60
Income from investment operations					
Net investment income (a)	0.07	0.08	0.04	0.06	0.00 (e)
Net realized and unrealized gain (loss)	2.98	(3.16)	4.24	1.85	3.14
Total from investment operations	3.05	(3.08)	4.28	1.91	3.14
Less Distributions to shareholders:					
From net investment income	(0.16)	-	(0.08)	(0.05)	(0.01)
From net realized gain	(0.16)	(0.32)	(4.02)	-	-
Total distributions	(0.32)	(0.32)	(4.10)	(0.05)	(0.01)
Paid in capital from redemption fees	-	- (e)	- (e)	- (e)	- (e)
Net asset value, end of year	$ 17.10	$ 14.37	$ 17.77	$ 17.59	$ 15.73
Total Return (b)	21.22%	(17.32)%	24.43%	12.13%	24.90%
Ratios and Supplemental Data					
Net assets, end of year (000)	$ 107,246	$ 92,409	$ 114,458	$ 94,483	$ 95,539
Ratio of expenses to average net assets (c)	1.23%	1.25%	1.22%	1.26%	1.27%
Ratio of expenses to average net assets before waiver & reimbursement (c)	1.23%	1.25%	1.22%	1.26%	1.27%
Ratio of net investment income to average net assets (c) (d)	0.45%	0.51%	0.17%	0.44%	0.03%
Ratio of net investment income to average net assets before waiver & reimbursement (c) (d)	0.45%	0.51%	0.17%	0.44%	0.03%
Portfolio turnover rate	85.30%	86.41%	85.44%	77.21%	92.93%

(a) Net investment income per share is based on average shares outstanding.
(b) Total return represents the rate that the investor would have earned or lost on an investment in the Fund, assuming reinvestment of dividends.
(c) These ratios exclude the impact of expenses of the underlying security holdings as represented in the schedule of investments.
(d) Recognition of net investment income (loss) by the Fund is affected by the timing of the declaration of dividends by the underlying investment companies in which the Fund invests.
(e) Amount is less than $0.005.
See accompanying notes which are an integral part of the financial statements.

FINANCIAL REVIEW

FINANCIAL HIGHLIGHTS FOR A FUND SHARE OUTSTANDING – throughout each year

Ancora MicroCap Fund

CLASS I SHARES	Year Ended 12/31/2023	Year Ended 12/31/2022	Year Ended 12/31/2021	Year Ended 12/31/2020	Year Ended 12/31/2019
Selected Per Share Data					
Net asset value, beginning of year	$ 13.83	$ 15.02	$ 10.93	$ 10.45	$ 9.55
Income from investment operations					
Net investment income (loss) (a)	0.18	0.09	(0.05)	(0.05)	(0.09)
Net realized and unrealized gain (loss)	3.28	(1.28)	4.14	0.53	1.15
Total from investment operations	3.46	(1.19)	4.09	0.48	1.06
Less Distributions to shareholders:					
From net investment income	(0.55)	-	-	-	-
From net realized gain	(0.17)	-	-	-	(0.16)
From return of capital	(0.04)	-	-	-	-
Total distributions	(0.76)	-	-	-	(0.16)
Paid in capital from redemption fees	- (c)	-	- (c)	-	- (c)
Net asset value, end of year	$ 16.53	$ 13.83	$ 15.02	$ 10.93	$ 10.45
Total Return (b)	24.90%	(7.92)%	37.42%	4.59%	11.09%
Ratios and Supplemental Data					
Net assets, end of year (000)	$ 17,587	$ 13,518	$ 14,748	$ 10,646	$ 18,560
Ratio of expenses to average net assets	1.60%	1.60%	1.60%	1.60%	1.60%
Ratio of expenses to average net assets before waiver & reimbursement	1.77%	1.85%	1.85%	1.97%	1.72%
Ratio of net investment income (loss) to average net assets	1.17%	0.62%	(0.36)%	(0.54)%	(0.82)%
Ratio of net investment income (loss) to average net assets before waiver & reimbursement	1.00%	0.37%	(0.61)%	(0.91)%	(0.94)%
Portfolio turnover rate	42.13%	45.19%	41.73%	19.95%	25.56%

(a) Net investment income (loss) per share is based on average shares outstanding.
(b) Total return represents the rate that the investor would have earned or lost on an investment in the Fund, assuming reinvestment of dividends.
(c) Amount is less than $0.005.
See accompanying notes which are an integral part of the financial statements.

FINANCIAL REVIEW

FINANCIAL HIGHLIGHTS FOR A FUND SHARE OUTSTANDING – throughout each year/period

Ancora Dividend Value Equity Fund

CLASS I SHARES	Year Ended 12/31/2023	Year Ended 12/31/2022	Year Ended 12/31/2021	Year Ended 12/31/2020	Period Ended 12/31/2019 (g)
Selected Per Share Data					
Net asset value, beginning of year/period	$ 13.24	$ 15.16	$ 12.04	$ 11.21	$ 10.00
Income from investment operations					
Net investment income (a)	0.21	0.19	0.14	0.15	0.11
Net realized and unrealized gain (loss)	1.62	(1.92)	3.14	0.83	1.19
Total from investment operations	1.83	(1.73)	3.28	0.98	1.30
Less Distributions to shareholders:					
From net investment income	(0.19)	(0.17)	(0.14)	(0.14)	(0.09)
From net realized gain	-	(0.02)	(0.02)	(0.01)	-
Total distributions	(0.19)	(0.19)	(0.16)	(0.15)	(0.09)
Paid in capital from redemption fees	- (h)	- (h)	- (h)	- (h)	- (h)
Net asset value, end of year/period	$ 14.88	$ 13.24	$ 15.16	$ 12.04	$ 11.21
Total Return (b)	13.93%	(11.41)%	27.36%	8.95%	12.98% (f)
Ratios and Supplemental Data					
Net assets, end of year/period (000)	$ 39,137	$ 36,935	$ 37,670	$ 28,838	$ 20,841
Ratio of expenses to average net assets (c)	1.00%	1.00%	1.00%	1.00%	1.00% (e)
Ratio of expenses to average net assets before waiver & reimbursement (c)	1.16%	1.17%	1.21%	1.33%	1.40% (e)
Ratio of net investment income to average net assets (c) (d)	1.51%	1.36%	1.04%	1.47%	1.56% (e)
Ratio of net investment income to average net assets before waiver & reimbursement (c) (d)	1.35%	1.20%	0.83%	1.14%	1.16% (e)
Portfolio turnover rate	16.02%	13.28%	11.90%	9.50%	12.54% (f)

(a) Net investment income per share is based on average shares outstanding.
(b) Total return represents the rate that the investor would have earned or lost on an investment in the Fund, assuming reinvestment of dividends.
(c) These ratios exclude the impact of expenses of the underlying security holdings as represented in the schedule of investments.
(d) Recognition of net investment income (loss) by the Fund is affected by the timing of the declaration of dividends by the underlying investment
companies in which the Fund invests.
(e) Annualized
(f) Not Annualized
(g) For period May 7, 2019 (commencement of operations) through December 31, 2019.
(h) Amount is less than $0.005.
See accompanying notes which are an integral part of the financial statements.

FINANCIAL REVIEW

FINANCIAL HIGHLIGHTS FOR A FUND SHARE OUTSTANDING − throughout each year

Ancora/Thelen Small-Mid Cap Fund

CLASS S SHARES	Year Ended 12/31/2023	Year Ended 12/31/2022	Year Ended 12/31/2021	Year Ended 12/31/2020	Year Ended 12/31/2019
Selected Per Share Data					
Net asset value, beginning of year	$ 14.81	$ 18.26	$ 17.97	$ 16.06	$ 12.86
Income from investment operations					
Net investment income (a)	0.11	0.11	0.09	0.11	0.04
Net realized and unrealized gain (loss)	3.08	(3.24)	4.34	1.89	3.21
Total from investment operations	3.19	(3.13)	4.43	2.00	3.25
Less Distributions to shareholders:					
From net investment income	(0.20)	-	(0.12)	(0.09)	(0.05)
From net realized gain	(0.16)	(0.32)	(4.02)	-	-
Total distributions	(0.36)	(0.32)	(4.14)	(0.09)	(0.05)
Net asset value, end of year	$ 17.64	$ 14.81	$ 18.26	$ 17.97	$ 16.06
Total Return (b)	21.53%	(17.13)%	24.75%	12.46%	25.24%
Ratios and Supplemental Data					
Net assets, end of year (000)	$ 51,878	$ 42,794	$ 63,491	$ 50,281	$ 43,603
Ratio of expenses to average net assets (c)	1.00%	1.00%	1.00%	1.00%	1.00%
Ratio of expenses to average net assets before waiver & reimbursement (c)	1.22%	1.24%	1.21%	1.25%	1.25%
Ratio of net investment income to average net assets (c) (d)	0.68%	0.72%	0.40%	0.75%	0.29%
Ratio of net investment income to average net assets before waiver & reimbursement (c) (d)	0.46%	0.49%	0.19%	0.49%	0.04%
Portfolio turnover rate	85.30%	86.41%	85.44%	77.21%	92.93%

(a) Net investment income per share is based on average shares outstanding.
(b) Total return represents the rate that the investor would have earned or lost on an investment in the Fund, assuming reinvestment of dividends.
(c) These ratios exclude the impact of expenses of the underlying security holdings as represented in the schedule of investments.
(d) Recognition of net investment income (loss) by the Fund is affected by the timing of the declaration of dividends by the underlying investment companies in which the Fund invests.
See accompanying notes which are an integral part of the financial statements.

Ancora Trust
Notes to the Financial Statements
December 31, 2023

NOTE 1. ORGANIZATION

Ancora Income Fund (the "Income Fund"), Ancora/Thelen Small-Mid Cap Fund (the "Small-Mid Cap Fund"), Ancora MicroCap Fund (the "MicroCap Fund"), and Ancora Dividend Value Equity Fund (the "Dividend Value Equity Fund"), (each, a "Fund" and collectively, the "Funds") are each a separate series of Ancora Trust (the "Trust"), an Ohio business trust under a Declaration of Trust dated August 20, 2003. The Declaration of Trust permits the Trust to issue an unlimited number of shares of beneficial interest representing interests in separate funds of securities, and it permits the Trust to offer separate classes of each such series. The Income Fund's investment objective is to obtain a high level of income, with a secondary objective of capital appreciation. The Small-Mid Cap Fund's investment objective is to obtain capital appreciation in the value of its shares. The MicroCap Fund's investment objective is to obtain capital appreciation in the value of its shares. The Dividend Value Equity Fund's investment objective is to provide growth of income and long-term capital appreciation. Each Fund is an "open-end" management investment company as defined in the Investment Company Act of 1940, as amended (the "1940 Act"). Each Fund is a "diversified" company as defined in the 1940 Act. The Board of Trustees (the "Board") of the Trust has authorized that shares of the Funds may be offered in two classes: Class I and Class S. Class S shares are currently offered in the Small-Mid Cap Fund only. Class I and Class S shares are identical, except as to minimum investment requirements and the services offered to and expenses borne by each class. Class S and Class I shares are offered continuously at net asset value ("NAV"). Class I shares are subject to shareholder service fees. Class I and Class S shares are subject to a contractual limit on total operating expenses. Income and realized/unrealized gains or losses are allocated to each class based on relative net assets. The investment advisor of the Funds is Ancora Advisors LLC (the "Advisor").

The Funds will deduct a 2% redemption fee from redemption proceeds if shares are purchased and then redeemed within 90 days. For the year ended December 31, 2023, the Income Fund – Class I collected $1,949 in redemption fees. For the year ended December 31, 2023, the Small-Mid Cap Fund – Class I and Class S did not collect any redemption fees. For the year ended December 31, 2023, the MicroCap Fund – Class I collected $194 in redemption fees. For the year ended December 31, 2023, the Dividend Value Equity Fund – Class I collected $473 in redemption fees.

Each Fund is an investment company and accordingly follows the investment company accounting and reporting guidance of the Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 946, *Financial Services – Investment Companies*.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed by the Funds in the preparation of their financial statements. These policies are in conformity with accounting principles generally accepted in the U.S. ("GAAP").

Security Valuation - All investments in securities are recorded at their estimated fair value, as described in Note 3.

Use Of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make

FINANCIAL REVIEW

estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets from operations during the reporting year. Actual results could differ from those estimates.

Federal Income Taxes - The Funds' policy is to continue to comply with the requirements of the Internal Revenue Code that are applicable to regulated investment companies and to distribute all of their taxable income to shareholders. Therefore, no federal income tax provision is required. It is the Funds' policy to distribute annually, prior to the end of the calendar year, dividends sufficient to satisfy excise tax requirements of the Internal Revenue Code. This Internal Revenue Code requirement may cause an excess of distributions over the book year-end accumulated income. In addition, it is the Funds' policy to distribute annually, after the end of the fiscal year, any remaining net investment income and net realized capital gains.

The Funds recognize the tax benefits of certain tax positions only where the position is "more likely than not" to be sustained assuming examination by tax authorities. Management has analyzed the Funds' tax positions, and has concluded that no liability for unrecognized tax benefits should be recorded related to uncertain tax positions taken on returns filed. Funds identify their major tax jurisdiction as U.S. Federal; however the Funds' are not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will change materially in the next twelve months.

As of and during the year ended December 31, 2023, the Funds did not have a liability for any unrecognized tax benefits. The Funds recognize interest and penalty, if any, related to recognized tax benefits or income tax expense on the Statements of Operations. During the year ended December 31, 2023, the Funds did not incur any interest or penalties.

Distributions To Shareholders – The Income Fund intends to distribute substantially all of its net investment income, if any, as dividends to its shareholders on a monthly basis. The MicroCap Fund, Small-Mid Cap Fund, and Dividend Value Equity Fund intend to distribute substantially all of their net investment income, if any, as dividends to their shareholders on at least an annual basis. Distributions to shareholders are recorded on the ex-dividend date. All of the Funds intend to distribute their net realized long term capital gains and net realized short term capital gains, if any, at least once a year. The treatment for financial reporting purposes of distributions made to shareholders during the year from net investment income or net realized capital gains may differ from their ultimate treatment for federal income tax purposes. These differences are caused by differences in the timing and recognition of certain components of income, expense, or realized capital gain for federal income tax purposes. Where such differences are permanent in nature, they are reclassified in the components of the net assets based on their ultimate characterization for federal income tax purposes. Any such reclassifications will have no effect on net assets, the results of operations, or net asset value per share of a fund. The permanent reclassifications were mainly due to prior year tax return true-ups and investments in partnerships.

FINANCIAL REVIEW

Ancora Trust
Notes to the Financial Statements (CONTINUED)
December 31, 2023

Due to permanent book to tax differences, the following reclassifications were made:

	Distributable Earnings		Paid In Capital	
Income Fund	$	(58,621)	$	58,621
Small-Mid Cap Fund	$	-	$	-
MicroCap Fund	$	628	$	(628)
Dividend Value Fund	$	-	$	-

Security Transactions and Related Income - The Funds follow industry practice and record security transactions based on the trade date. The specific identification method is used for determining gains or losses for financial statements and income tax purposes. Dividend income is recorded on the ex-dividend date and interest income is recorded on an accrual basis. Discounts and premiums on securities purchased are amortized or accreted using the effective interest method. Withholding taxes on foreign dividends have been provided for in accordance with the Funds' understanding of the appropriate country's rules and tax rates.

The Funds may hold certain investments which pay dividends to their shareholders based upon available funds from operations. It is possible for these dividends to exceed the underlying investments' taxable earnings and profits resulting in the excess portion of such dividends being designated as a return of capital. Distributions received from investments in securities that represent a return of capital or capital gains are recorded as a reduction of the cost of investments or as a realized gain, respectively.

Expenses – Expenses incurred by the Trust that do not relate to a specific Fund of the Trust are allocated to the individual Funds based on each Fund's relative net assets or other appropriate basis as determined by the Board.

Indemnification – The Trust indemnifies its officers and trustees for certain liabilities that may arise from the performance of their duties to the Trust. Additionally, in the normal course of business, the Funds enter into contracts that contain a variety of representations and warranties and which provide general indemnities. The Funds' maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Funds that have not yet occurred. However, the Funds expect the risk of loss due to these warranties and indemnities to be remote.

NOTE 3. SECURITIES VALUATIONS

The Funds utilize various methods to measure the fair value of their investments on a recurring basis. GAAP establishes a hierarchy that prioritizes inputs to valuation methods. The three levels of inputs are:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the Funds have the ability to access.

Level 2 - Observable inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These inputs may include quoted prices for the identical instrument on an inactive market, prices for similar instruments, interest rates, prepayment speeds, credit risk, yield curves, default rates and similar data.

Ancora Trust
Notes to the Financial Statements (CONTINUED)
December 31, 2023

Level 3 - Unobservable inputs for the asset or liability, to the extent relevant observable inputs are not available, representing the Funds' own assumptions about the assumptions a market participant would use in valuing the asset or liability, and would be based on the best information available.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety, is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Fair Value Measurements - A description of the valuation techniques applied to the Funds' major categories of assets and liabilities measured at fair value on a recurring basis follows.

Money market funds are generally priced at the ending NAV provided by the service agent of the fund. The money market funds will be categorized as Level 1 within the fair value hierarchy.

Equity securities (common stocks including real estate investment trust senior securities, traditional preferred securities, investment companies, and corporate bond trust certificates) - are valued by using market quotations furnished by a pricing service when the Advisor believes such prices accurately reflect the fair value of such securities. Securities that are traded on any stock exchange are valued by the pricing service at the last quoted sale price. Lacking a last sale price, an exchange traded security is valued by the pricing service at its last bid price. Securities traded in the NASDAQ over-the-counter market are valued by the pricing service at the NASDAQ Official Closing Price. When market quotations are not readily available, when the Advisor determines that the market quotation or the price provided by the pricing service does not accurately reflect the current market value or when restricted or illiquid securities are being valued, such securities are valued at a fair price as determined by the Advisor in good faith, in accordance with guidelines adopted by and subject to review of the Board. Manually priced securities held by the Funds (if any) are reviewed by the Board on a quarterly basis. To the extent these securities are actively traded and valuation adjustments are not applied, they are classified in Level 1 within the fair value hierarchy.

Fixed income securities - Fixed income securities are valued by a pricing service when the Advisor believes such prices are accurate and reflect the fair value of such securities. If the Advisor decides that a price provided by the pricing services does not accurately reflect the fair value of the securities, when prices are not readily available from a pricing service or when restricted or illiquid securities are being valued, securities are valued at fair value as determined in good faith by the Advisor. Short term investments in fixed income securities with maturities of less than 60 days when acquired, or which subsequently are within 60 days

Ancora Trust
Notes to the Financial Statements (CONTINUED)
December 31, 2023

of maturity, are valued by using the amortized cost method of valuation. Generally, fixed income securities are categorized as Level 2 within the fair value hierarchy.

The following table summarizes the inputs used to value each Fund's assets measured at fair value as of December 31, 2023:

Income Fund Valuation Inputs of Assets *	**Level 1**	**Level 2**	**Level 3**	**Total**
Bonds & Corporate Bond Trust Certs.	$ 816,725	$ 6,938,171	$ -	$ 7,754,896
Traditional Preferred Securities	24,976,827	-	-	24,976,827
REIT Senior Securities	949,000	-	-	949,000
Common Stocks	1,344,676	-	-	1,344,676
Money Market Funds	1,059,773	-	-	1,059,773
Total	$ 29,147,001	$ 6,938,171	$ -	$ 36,085,173

Small-Mid Cap Fund Valuation Inputs of Assets *	**Level 1**	**Level 2**	**Level 3**	**Total**
Common Stocks	$ 157,098,284	$ -	$ -	$ 157,098,284
Money Market Funds	2,047,036	-	-	2,047,036
Total	$ 159,145,320	$ -	$ -	$ 159,145,320

MicroCap Fund Valuation Inputs of Assets *	**Level 1**	**Level 2**	**Level 3**	**Total**
Common Stocks	$ 16,317,482	$ -	$ -	$ 16,317,482
Warrant **	-	-	-	-
Money Market Funds	1,275,616	-	-	1,275,616
Total	$ 17,593,098	$ -	$ -	$ 17,593,098

Dividend Value Equity Fund Valuation Inputs of Assets *	**Level 1**	**Level 2**	**Level 3**	**Total**
Common Stocks	$ 38,152,153	$ -	$ -	$ 38,152,153
Money Market Funds	1,014,214	-	-	1,014,214
Total	$ 39,166,367	$ -	$ -	$ 39,166,367

* The Funds did not hold any material Level 3 assets during the year ended December 31, 2023. For more detail on the investments in securities please refer to the Schedules of Investments. The Funds did not hold any derivative investments at any time during the year ended December 31, 2023.

** Fair valued Level 3 security at $0.

NOTE 4. FEES AND OTHER TRANSACTIONS WITH AFFILIATES

Ancora is part of the Focus Financial Partners, LLC ("Focus") partnership, a leading partnership of independent wealth management and financial services firms located throughout the United States and abroad. The Ancora Group LLC is the parent company of the Advisor. The Ancora Group LLC is a wholly owned subsidiary of Ancora Holdings Group, LLC.

Ancora Trust
Notes to the Financial Statements (CONTINUED)
December 31, 2023

Ancora Holdings Group, LLC which is a wholly owned subsidiary of Focus Operating, LLC, which is a wholly owned subsidiary of Focus LLC. Focus Financial Partners, LLC ("Focus Inc.") is the sole managing member of Focus LLC. Focus Inc. is majority-owned, indirectly, and collectively, by funds affiliated with Clayton, Dubilier & Rice, LLC ("CD&R"). Funds affiliated with Stone Point Capital LLC ("Stone Point") are indirect owners of Focus Inc.

Ancora Advisors, LLC is managed by certain individuals ("Principals"), pursuant to a management agreement between Terza Partners, LLC and Ancora Advisors, LLC. The Ancora Advisors, LLC Principals serve as officers and leaders of Ancora Advisors, LLC and, in that capacity, are responsible for the management, supervision and oversight of Ancora Advisors, LLC. The Trust retains Ancora Advisors, LLC to manage the Funds' investments. Under the terms of the Investment Advisory Agreement, (the "Agreement"), the Advisor manages the Funds' investments in accordance with the stated policies of the Funds, subject to approval of the Board. The Advisor makes investment decisions for each Fund and places the purchase and sale orders for portfolio transactions.

As compensation for management services, Small-Mid Cap Fund and MicroCap Fund are obligated to pay the Advisor a fee computed and accrued daily and paid monthly at an annual rate of 1.00% of the average daily net assets of each Fund. As compensation for management services, the Income Fund is obligated to pay the Advisor a fee computed and accrued daily and paid monthly at an annual rate of 0.50% of the average daily net assets. As compensation for management services, the Dividend Value Equity Fund is obligated to pay the Advisor a fee computed and accrued daily and paid monthly at an annual rate of 0.75% of the average daily net assets of the Fund. For the year ended December 31, 2023, the Advisor earned fees of $171,513 from the Income Fund, $1,428,760 from the Small-Mid Cap Fund, $153,030 from the MicroCap Fund, and $278,934 from the Dividend Value Equity Fund. At December 31, 2023, payables to the Advisor were $15,230, $120,864, $9,955, and $18,388 for the Income Fund, Small-Mid Cap Fund, MicroCap Fund, and Dividend Value Equity Fund, respectively.

The Advisor has contractually agreed to waive management fees in order to limit total annual operating expenses (excluding dividend expenses relating to short sales, interest, taxes, brokerage commissions and the cost of acquired fund fees and expenses) for the Income Fund to 1.285% for Class I shares until October 1, 2024, but can be terminated by a vote of the Board if they deem the termination to be beneficial to the Fund shareholders. For the year ended December 31, 2023, the Advisor did not waive any management fees for the Income Fund Class I shares. The Advisor has contractually agreed to waive management fees, to the extent of management fees, in order to limit total annual operating expenses for the Small-Mid Cap Fund to 1.39% for Class I shares and 1.00% for Class S shares until October 1, 2024, but can be terminated by a vote of the Board if they deem the termination to be beneficial to the Fund shareholders. For the year ended December 31, 2023, the Advisor waived management fees of $101,594 for the Small-Mid Cap Fund Class S shares. The Advisor has contractually agreed to waive management fees, to the extent of management fees, in order to limit total annual operating expenses for the MicroCap Fund to 1.60% for Class I shares until October 1, 2024, but can be terminated by a vote of the Board if they deem the termination to be beneficial to the Fund shareholders. For the year ended December 31, 2023, the Advisor waived management fees of $26,305 for the MicroCap Fund Class I shares. The Advisor has contractually agreed to waive management fees, to the extent of management fees, in order to limit total annual operating expenses for the Dividend Value Equity Fund to 1.00% for Class I shares until October 1, 2024, but can be terminated by a vote of the Board if they deem the

Ancora Trust
Notes to the Financial Statements (CONTINUED)
December 31, 2023

termination to be beneficial to the Fund shareholders. For the year ended December 31, 2023, the Advisor waived management fees of $58,486 for the Dividend Value Equity Fund Class I shares. The Advisor is entitled to recover such waived amounts within the same fiscal year in which the Advisor reduced its fee. No recoupment will occur except to the extent that the Funds' expenses, together with the amount recovered, do not exceed the applicable expense limitation within the same fiscal year.

The Funds have entered into an Administration Agreement with The Ancora Group, LLC, an affiliate of the Advisor. Pursuant to the Administration Agreement, each of the Funds will pay an administration fee equal to 0.10% of average net assets of each Fund monthly. Under the Administration Agreement, The Ancora Group, LLC will assist in maintaining office facilities, furnish clerical services, prepare and file documents with the Securities and Exchange Commission, coordinate the filing of tax returns, assist with the preparation of the Funds' Annual and Semi-Annual Reports to shareholders, monitor the Funds' expense accruals and pay all expenses, monitor the Funds' sub-chapter M status, maintain the Funds' fidelity bond, monitor each Fund's compliance with such Funds' policies and limitations as set forth in the Prospectus and Statement of Additional Information and generally assist in the Funds' operations. For the year ended December 31, 2023, the Funds paid $34,120 from the Income Fund, $142,876 from the Small-Mid Cap Fund, $15,303 from the MicroCap Fund, and $37,191 from the Dividend Value Equity Fund. As of December 31, 2023, The Ancora Group, LLC was owed $3,046, $13,042, $1,434, and $3,266 by the Income Fund, Small-Mid Cap Fund, MicroCap Fund, and Dividend Value Equity Fund, respectively, for administrative services.

The Trust retained Arbor Court Capital LLC (the "Distributor"), to act as the principal distributor of its shares. The Distributor charges $8,000 per year for its services which is paid by the Advisor. The Distributor is an affiliated entity to the Trust's transfer agent and fund accountant. Pursuant to the Shareholder Services Agreement with The Ancora Group, LLC, each of the Funds will pay a shareholder service fee equal to 0.01% of average net assets of the Class I Shares.

Ancora Insurance Solutions LLC, a wholly owned subsidiary of Ancora Holdings Group, LLC, is the licensed insurance broker that provides the required Investment company bond to the Funds. Annual premiums are less than $10,000 per year, with most being remitted to the insurance carrier.

Certain officers of the Trust are also officers or employees of the Advisor or its affiliates. They receive no fee for serving as officers of the Trust.

Ancora Trust
Notes to the Financial Statements (CONTINUED)
December 31, 2023

NOTE 5. INVESTMENTS

For the year ended December 31, 2023, purchases and sales of investment securities, other than short-term investments, in-kind purchases and sales, and short-term U.S. Government obligations were as follows:

	Income Fund	Small-Mid Cap Fund	MicroCap Fund	Dividend Value Equity Fund
Purchases				
U.S. Government Obligations	$ -	$ -	$ -	$ -
Other	$ 18,237,460	$ 120,131,907	$ 6,040,424	$ 5,654,450
Sales				
U.S. Government Obligations	$ -	$ -	$ -	$ -
Other	$ 16,718,033	$ 125,094,079	$ 6,009,582	$ 5,873,119

NOTE 6. TAX MATTERS

At December 31, 2023, the costs of securities for federal income tax purposes were $37,557,040, $129,947,439, $15,555,767, and $26,660,064 for the Income Fund, Small-Mid Cap Fund, MicroCap Fund, and Dividend Value Equity Fund, respectively.

As of December 31, 2023, the net unrealized appreciation (depreciation) of investments for tax purposes was as follows:

	Income Fund	Small-Mid Cap Fund	MicroCap Fund	Dividend Value Equity Fund
Gross Appreciation	$ 1,234,939	$ 32,757,040	$ 3,315,795	$ 12,741,624
Gross (Depreciation)	(2,706,806)	(3,559,159)	(1,278,464)	(235,321)
Net Appreciation (Depreciation) on Investments	$(1,471,867)	$ 29,197,881	$ 2,037,331	$ 12,506,303

The difference between book and tax unrealized is mainly attributable to the tax deferral of wash sales, return of capital from underlying investments, and partnership investments.

The tax character of distributions paid during the year ended December 31, 2023 is as follows:

	Income Fund	Small-Mid Cap Fund	MicroCap Fund	Dividend Value Equity Fund
Ordinary income	$ 1,834,634	$ 1,577,958	$ 554,540	$ 514,659
Long-term capital gain	-	1,443,838	169,274	-
Return of capital	-	-	44,269	-
	$ 1,834,634	$ 3,021,796	$ 768,083	$ 514,659

Ancora Trust
Notes to the Financial Statements (CONTINUED)
December 31, 2023

The tax character of distributions paid during the year ended December 31, 2022 is as follows:

	Income Fund	Small-Mid Cap Fund	MicroCap Fund	Dividend Value Equity Fund
Ordinary income	$ 1,852,807	$ 2,070,173	$ -	$ 506,217
Long-term capital gain	-	831,019	-	-
Return of capital	-	-	-	-
	$ 1,852,807	$ 2,901,192	$ -	$ 506,217

As of December 31, 2023, the following Funds had the following capital loss carryforwards for federal income tax purposes. These capital loss carryforwards may be utilized in future years to offset net realized capital gains, if any, prior to distributing such gains to shareholders and may be carried forward indefinitely retaining their character as short-term and/or long-term. The Small-Mid Cap Fund utilized $819,699 of its capital loss carryforward during the year ended December 31, 2023. The MicroCap Fund utilized $267,858 of its capital loss carryforward during the year ended December 31, 2023. The Dividend Value Equity Fund utilized $189,637 of its capital loss carryforward during the year ended December 31, 2023.

	Income Fund	Small-Mid Cap Fund	MicroCap Fund	Dividend Value Equity Fund
Short-Term Capital Loss Carry Forward	$(2,097,550)	$ -	$ -	$ (367,048)
Long-Term Capital Loss Carry Forward	(2,249,201)	-	-	-
Total Capital Loss Carry Forward	$(4,346,751)	$ -	$ -	$ (367,048)

As of December 31, 2023, the components of distributable earnings (accumulated deficit) on a tax basis were as follows:

	Income Fund	Small-Mid Cap Fund	MicroCap Fund	Dividend Value Equity Fund
Accumulated undistributed ordinary income (loss)	$ 325,846	$ -	$ -	$ 72,818
Accumulated undistributed capital gain (loss)	-	754,058	-	-
Other accumulated losses	(4,346,751)	-	-	(367,048)
Unrealized appreciation (depreciation)	(1,471,867)	29,197,881	2,037,331	12,506,303
	$(5,492,772)	$ 29,951,939	$ 2,037,331	$ 12,212,073

NOTE 7. BENEFICIAL OWNERSHIP

The beneficial ownership, either directly or indirectly, of more than 25% of the voting securities of a fund creates a presumption of control of the fund, under Section 2(a)(9) of the Investment Company Act of 1940. As of December 31, 2023, National Financial Services,

LLC owned, for the benefit of its customers, the following percentages of the outstanding shares:

Income Fund	82.23%
Small-Mid Cap Fund	51.79%
MicroCap Fund	63.83%
Dividend Value Equity Fund	63.78%

As of December 31, 2023, Charles Schwab & Co., Inc. owned, for the benefit of its customers, the following percentages of the outstanding shares:

Dividend Value Equity Fund	29.55%

NOTE 8. SUBSEQUENT EVENTS

The Funds are required to recognize in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the Statements of Assets and Liabilities. For non-recognized subsequent events that must be disclosed to keep the financial statements from being misleading, the Funds are required to disclose the nature of the event as well as an estimate of its financial effect, or a statement that such an estimate cannot be made. Management has evaluated the impact of all subsequent events on the Funds through the issuance date of these financial statements and has noted no such events requiring accounting or disclosure.

FINANCIAL REVIEW

Ancora Trust
Additional Information
December 31, 2023

PORTFOLIO HOLDINGS DISCLOSURE POLICY (UNAUDITED)

The Funds' disclose their portfolio holdings in the following manner: (i) the funds file complete schedules of portfolio holdings with the Commission for the first and third quarter each year on Form N-PORT; (ii) the Funds' form N-PORT are available on the Commission website at http:www.sec.gov and in annual and semi-annual reports to shareholders' (iii) the Funds' Form N-PORT may be reviewed and copied at the Commission Public Reference Room in Washington, DC, and that information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330; (iv) on the Funds' internet site www.ancorafunds.com approximately 10 days after the end of each fiscal quarter, which information is current as of the end of such fiscal quarter' and (v) is available upon request by contacting the Funds in writing or by phone.

PROXY VOTING (UNAUDITED)

A description of the policies and procedures that the Funds use to determine how to vote proxies relating to portfolio securities and information regarding how the Funds voted those proxies during the most recent 12 month period ended June 30, is available without charge upon request by (1) calling the Funds at (866) 626-2672; and (2) from the Funds' documents filed with the Securities and Exchange Commission ("SEC") on the SEC's website at www.sec.gov.

LIQUIDITY RISK MANAGEMENT PROGRAM (UNAUDITED)

The Funds have adopted and implemented a written liquidity risk management program as required by Rule 22e-4 (the "Liquidity Rule") under the Investment Company Act. The program is reasonably designed to assess and manage the Funds' liquidity risk, taking into consideration, among other factors, the Funds' investment strategy and the liquidity of its portfolio investments during normal and reasonably foreseeable stressed conditions; its short and long-term cash flow projections; and its cash holdings and access to other funding sources.

During the year ended December 31, 2023, the Trust's Liquidity Program Administrator (the "LPA") reviewed the Funds' investments and determined that the Funds held adequate levels of cash and highly liquid investments to meet shareholder redemption activities in accordance with applicable requirements. Accordingly, the LPA concluded that (i) the Funds' liquidity risk management program is reasonably designed to prevent violations of the Liquidity Rule and (ii) the Funds' liquidity risk management program has been effectively implemented.

SHAREHOLDER MEETING

At a Special Meeting (the "Meeting") of Shareholders (the "Shareholders") of the Funds, each a series of Ancora Trust, an Ohio business trust (the "Trust"), held on August 24, 2023, Shareholders of record as of the close of business on July 14, 2023, voted to approve the following proposal:

Proposal 1 – To Approve a new Investment Advisory Agreement between Ancora Advisors LLC and the Trust on behalf of each Fund.

Fund	Shares Voted In Favor	Shares Voted Against or Abstentions
Ancora Income Fund	4,241,735	-
Ancora/Thelen Small-Mid Cap Fund	6,376,307	879
Ancora MicroCap Fund	806,273	-
Ancora Dividend Value Equity Fund	2,542,037	-

FUND EXPENSES

As a shareholder of the Fund, you incur two types of costs: (1) transaction costs; redemption fees; and exchange fees; and (2) ongoing costs, including management fees; service fees; and other Fund expenses. This Example is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds.

The Example is based on an investment of $1,000 invested at the beginning of the period and held for the entire period from July 1, 2023 to December 31, 2023.

Actual Expenses
The first line of the table below provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line under the heading entitled "Expenses Paid During the Period" to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes
The second line of the table below provides information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), redemption fees, or exchange fees. Therefore, the second line of the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

Ancora Income Fund	Beginning Account Value July 1, 2023	Ending Account Value December 31, 2023	Expenses Paid During the Period* July 1, 2023 to December 31, 2023
Actual			
Class I	$1,000.00	$1,062.69	$4.94
Hypothetical (5% Annual Return before expenses)			
Class I	$1,000.00	$1,020.42	$4.84
*Expenses are equal to the Fund's annualized expense ratio of 0.95%, multiplied by the average account value over the period, multiplied by 185/365 (to reflect the one-half year period).			

Ancora/Thelen Small Mid-Cap Fund	Beginning Account Value July 1, 2023	Ending Account Value December 31, 2023	Expenses Paid During the Period* July 1, 2023 to December 31, 2023
Actual			
Class I	$1,000.00	$1,101.78	$6.52
Class S	$1,000.00	$1,102.85	$5.30
Hypothetical (5% Annual Return before expenses)			
Class I	$1,000.00	$1,019.00	$6.26
Class S	$1,000.00	$1,020.16	$5.09
* Expenses are equal to the Fund's annualized expense ratio of 1.23% and 1.00%, multiplied by the average account value over the period, multiplied by 185/365 (to reflect the one-half year period).			

FUND EXPENSES

(CONTINUED)

Ancora MicroCap Fund	Beginning Account Value	Ending Account Value	Expenses Paid During the Period*
	July 1, 2023	December 31, 2023	July 1, 2023 to December 31, 2023
Actual			
Class I	$1,000.00	$1,087.73	$8.42
Hypothetical (5% Annual Return before expenses)			
Class I	$1,000.00	$1,017.14	$8.13

* Expenses are equal to the Fund's annualized expense ratio of 1.60%, multiplied by the average account value over the period, multiplied by 185/365 (to reflect the one-half year period).

Ancora Dividend Value Equity Fund	Beginning Account Value	Ending Account Value	Expenses Paid During the Period*
Fund	July 1, 2023	December 31, 2023	July 1, 2023 to December 31, 2023
Actual			
Class I	$1,000.00	$1,083.39	$5.25
Hypothetical (5% Annual Return before expenses)			
Class I	$1,000.00	$1,020.16	$5.09

* Expenses are equal to the Fund's annualized expense ratio of 1.00%, multiplied by the average account value over the period, multiplied by 185/365 (to reflect the one-half year period).

TRUSTEES & OFFICERS

The Board of Trustees is responsible for managing the Funds' business affairs and for exercising each Fund's powers except those reserved for the shareholders. The day-to-day operations of the Funds are conducted by its officers. The following table provides biographical information with respect to each current Trustee and officer of the Funds.

Name, Address and Age	Position(s) Held with the Fund	Term of Office [(1)] and Length of Time Served	Principal Occupation(s) During the Past 5 Years	Number of Portfolios in Fund Complex Overseen	Other Directorships
Independent Trustees:					
Frank J. Roddy c/o Ancora Advisors, LLC 6060 Parkland Boulevard, Suite 200 Cleveland, Ohio 44124 62	Trustee	Since April 30, 2019	Retired Executive Vice President of Finance and Administration at Swagelok Company from 2012 until 2018.	4	Member of: Board of Cleveland Central Catholic High School; Former Northeast Ohio Alumni Advisory Board for Ernst & Young; Former Cleveland Advisory Board of FM Global; Former Conrad Companies Board of Advisors; Former VEC Inc. Advisory Board; and Former Swagelok Company Advisory Board.
Jennifer A. Rasmussen c/o Ancora Advisors, LLC 6060 Parkland Boulevard, Suite 200 Cleveland, Ohio 44124 49	Trustee	Since April 30, 2019	Tax Director at Sikich LLP since December 2023; Previously Thornhill Financial LLC since November 2022; Chief Operating Officer at FSM Capital Management LLC since July 2007.	4	None.
Frank DeFino c/o Ancora Advisors, LLC 6060 Parkland Boulevard, Suite 200 Cleveland, Ohio 44124 69	Trustee	Since June 2014	President and owner of AJD Holding Co. (private equity firm) since 1976.	4	None.

(1) Each trustee holds office for an indefinite term until the earlier of (i) the election of his or her successor, (ii) mandatory retirement age of 75, or (iii) the date the trustee dies, resigns or is removed.

For the year ended December 31, 2023, trustees, Frank DeFino, Frank J. Roddy, and Jennifer A. Rasmussen, were each paid a fee of $20,000.

(CONTINUED)

Name, Address and Age	Position(s) Held with the Fund	Term of Office [1] and Length of Time Served	Principal Occupation(s) During the Past 5 Years	Number of Portfolios in Fund Complex Overseen	Other Directorships
Interested Trustee:					
Cindy Flynn [2] c/o Ancora Advisors, LLC 6060 Parkland Boulevard, Suite 200 Cleveland, Ohio 44124 59	Trustee	Since April 30, 2019	President of Arrowhead Consulting since 2023; Previously, Chief Marketing and Communications Officer of Union Home Mortgage Corp. and Executive Vice President and Chief Administrative Officer of New York Community Bancorp, Inc.	4	Greater Cleveland Sports Commission; University Hospitals Cleveland Medical Center; Rainbow Babies & Children's Foundation; Western Reserve Historical Society; and the Recreation League of Cleveland
Officers:					
Jason Geers 6060 Parkland Boulevard, Suite 200 Cleveland, Ohio 44124 49	Chief Compliance Officer	Since August 24, 2023	Chief Compliance Officer of Ancora Holdings Group, LLC since 2017; Chief Compliance Officer of Terza Partners LLC since 2021; Compliance Officer of Ancora Since 2014-2017	4	None.
Bradley A. Zucker 6060 Parkland Boulevard, Suite 200 Cleveland, Ohio 44124 50	President & Treasurer Secretary	Since December 4, 2017 Since November 15, 2003	Chief Administrative Officer of Ancora Holdings Group, LLC and The Ancora Group LLC since 2021; Chief Administrative Officer of Ancora Holdings, Inc., 2020 to 2021; Chief Financial Officer of Ancora Advisors LLC from 2003 to 2020; Chief Financial Officer of The Ancora Group Inc. from 2010 to 2020; Chief Financial Officer of Ancora Holdings Inc. from 2015 to 2020; Chief Financial Officer and Director of Ancora Securities, Inc. from 2001 to 2012; Chief Financial Officer of Ancora Capital Inc. from 2002 to 2012; member of the Executive Committee for the Ancora entities until 2016	4	None.

[1] Each trustee holds office for an indefinite term until the earlier of (i) the election of his or her successor, (ii) mandatory retirement age of 75, or (iii) the date the trustee dies, resigns or is removed.

[2] Cindy Flynn is considered an "interested person" as defined in Section 2(a)(19) of the 1940 Act by virtue of her affiliation with Ancora Advisors LLC.

For the year ended December 31, 2023, trustee, Cindy Flynn, was paid a fee of $20,000.

FACTS	WHAT DOES ANCORA TRUST ("ANCORA") DO WITH YOUR PERSONAL INFORMATION?
WHY?	Financial companies choose how they share your personal information. Federal law gives consumers the right to limit some but not all sharing. Federal law also requires us to tell you how we collect, share, and protect your personal information. Please read this notice carefully to understand what we do.
WHAT?	The types of personal information we collect and share depend on the product or service you have with us. This information may include, but is not limited to, the following: • Social security number • Account Numbers • Risk tolerance • Wire transfer instructions • Income • Contact Information • Transaction history • Investment Experience • Assets • Account Balances
HOW?	All financial companies need to share customers' personal information to run their everyday business. In the section below, we list the reasons financial companies can share their customers' personal information; the reasons Ancora chooses to share; and whether you can limit this sharing.

Reasons we can share your personal information	Does Ancora Share?	Can you limit this sharing?
For our everyday business purposes - such as to process your transactions, maintain your accounts(s) or respond to court orders and legal investigations.	Yes	No
For our marketing purposes - to offer our products and services to you	Yes	No
For joint marketing with other financial companies	No	We don't share
For our affiliates' everyday business purposes - information about your transactions and experiences	Yes	Yes
For our affiliates' everyday business purposes – information about your creditworthiness	No	We don't share
For our affiliates to market to you	No	We don't share
For nonaffiliates to market to you	No	We don't share

Pandemic response	All medical information confidential (42 U.S.C. § 12112(d)(3)(B) and 12112(d)(4)), including information related to symptoms of COVID-19 or a diagnosis of COVID-19. This includes all test results, temperature screening logs, questionnaires, and other medical information being obtained. Temperature screening machines and other protective measures may be used at our business locations to protect clients and employees from transmitting illnesses. Only employees with a need to know will have access to client's medical information. Employees will be trained on the collection and protection of client information.
Questions?	Call Jason Geers at (216) 593-5020

Page 2 Privacy Policy	
Who we are	
Ancora Holdings Group LLC.	Ancora Holdings, Group LLC, is a Cleveland, Ohio based holding company which wholly owns four separate and distinct SEC Registered Investment Advisers, an insurance company, and a broker dealer. Ancora Advisors LLC specializes in customized portfolio management for individual investors, high net worth investors, investment companies, institutions such as pension/profit sharing plans, corporations, non-profits, and unions. Ancora Family Wealth Advisors, LLC is a leading, regional investment and wealth advisor managing assets on behalf families and high net-worth individuals. Ancora Alternatives LLC specializes in pooled investments (private funds LPs). Ancora Retirement Plan Advisors, LLC. specializes in providing non-discretionary investment guidance for small and midsize employer sponsored retirement plans. Ancora Insurance Solutions LLC provides property and casualty services as well as personal line solutions and health coverage for small and large corporations. Inverness Securities, LLC is a FINRA registered Broker Dealer. Ancora Trust is the Trust of the Ancora Mutual Funds.
What we do	
How does Ancora protect my personal information?	To protect your personal information from unauthorized access and use, we use security measures that comply with federal law. These measures include computer safeguards and secured files and buildings.
How does Ancora collect my personal information?	We collect your personal information, for example, when you • Enter into an investment advisory contract • Seek financial advice • Make deposits or withdrawals from your account • Tell us about your investment or retirement portfolio
Why can't I limit all sharing?	Federal law gives you the right to limit only • sharing for affiliates' everyday business purposes—information about your creditworthiness • affiliates from using your information to market to you • sharing for nonaffiliates to market to you State laws and individual companies may give you additional rights to limit sharing.
Definitions	
Affiliates	Companies related by common ownership or control. They can be financial and nonfinancial companies. • *Ancora does share with our affiliates which may include Focus Operating, LLC*
Nonaffiliates	Companies not related by common ownership or control. They can be financial and nonfinancial companies. • *Ancora does not share with nonaffiliates so they can market to you.*
Joint Marketing	A formal agreement between nonaffiliated financial companies that together market financial products or services to you. • *Ancora does not jointly market.*

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OFFICERS
Bradley Zucker, President, Treasurer, & Secretary
Jason Geers, Chief Compliance Officer

INVESTMENT ADVISOR
Ancora Advisors LLC
6060 Parkland Boulevard, Suite 200
Cleveland, Ohio 44124

DISTRIBUTOR
Arbor Court Capital LLC
8000 Town Center Drive, Suite 400
Broadview Heights, Ohio 44147

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Cohen & Company, Ltd.
1350 Euclid Avenue, Suite 800
Cleveland, Ohio 44115

LEGAL COUNSEL
Thompson Hine LLP
3900 Key Center,
127 Public Square,
Cleveland, Ohio 44114

CUSTODIAN
U.S. Bank N.A.
425 Walnut Street
Cincinnati, Ohio 45202

TRANSFER AGENT
AND FUND ACCOUNTANT
Mutual Shareholder Services, LLC.
8000 Town Centre Drive, Suite 400
Broadview Heights, Ohio 44147

This report is intended only for the information of shareholders or those who have received the Funds' prospectus which contains information about the Funds' management fee and expenses. Please read the prospectus carefully before investing.

The Funds' Statement of Additional Information includes additional information about the Funds and is available upon request at no charge by calling the Fund.

Distributed by Arbor Court Capital LLC Member FINRA/SIPC